InterOil Corporation 25025 I-45 North, Suite 420 The Woodlands, TX 77380 Phone: (281) 292-1800 Fax: (281) 292-0888 Mobile: (713) 502-8055 Email: collin.visaggio@interoil.com www.interoil.com
February 15, 2007
Attn: Mr. Karl Hiller
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	InterOil Corporation
Form 40-F for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
Response Letter Dated October 24, 2006
File No. 1-32179
Dear Mr.Hiller:
InterOil Corporation (the “Company”) submits the following responses to your letter dated January 18, 2007, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Form 40-F for the fiscal year ended December 31, 2005 (“Form 40-F”). In this letter, the Company has reproduced your comments in bold, italics typeface, and has made its responses in normal typeface.
Form 40-F for Fiscal Year Ended December 31, 2005
General
1.	We note that although you have provided a separate tabulation of financial information compiled under U.S. GAAP, you did not include the reconciliation of net income or loss reported for Canadian GAAP purposes to net income or loss resulting from the application of U.S. GAAP that is required under Item 17(c)(2)(i) of Form 20-F. Please augment your present disclosure with this tabulation.

Response:	The Company proposes to amend the Financial Statements by adding the tabulation as described in the attached Schedule A.

(6) Indirect Participation Interest, page 30
2.	We have considered the information you provided in your August 25, 2006 and October 24, 2006 response letters, regarding your accounting for the indirect participation agreement. We understand that for U.S. GAAP purposes you have allocated the $125 million in proceeds from the investors between a “non-financial” liability and a conversion option liability. We also understand that you are recording all costs incurred in completing the eight-well drilling program against the non-financial liability, and that you are adjusting the conversion option liability to market value for each reporting period, with adjustments reflected in earnings, following the guidance in EITF 00-19. We previously advised that under U.S. GAAP, the guidance in paragraph 224 of SFAS 19 would tend to require that you account for the costs of the drilling program in accordance with the guidance in paragraphs 15 and 41 of that standard.
We have consulted with our Division Chief Accountant’s Office and continue to believe that revisions will be necessary to comply with our prior guidance. Since the investors may elect to exchange their 25% interest in the eight-well drilling program for shares of the company until the later of December 31, 2006 and 90 days after completing the eighth exploration well, accounting for the transaction as a conveyance does not sufficiently reflect the tentative nature of the arrangement.
As you would ultimately pay distributions on successful properties under the scenario that conversion is not elected, we believe that y ou should retain the non-financial liability on the balance sheet at an undiscounted amount, and reduce that account for distributions as they are paid. Meanwhile, all costs incurred in connection with the drilling program should be reported as called for under paragraphs 15 through 41 of SFAS 19, with no adjustment to the non-financial liability. If the conversion option is ultimately exercised, you would eliminate the non-financial liability against the equity accounts. For U.S. reporting purposes, you should reflect proceeds and future distributions to the extent of the non-financial liability, as financing activities.
Accordingly, please amend your filing to remedy the accounting for your indirect participation arrangements for U.S. GAAP purposes. Please submit the revisions that will be necessary to correct your accounting and disclosure in this area. Also, in addition to the $125 million arrangement, please address the accounting for your other indirect participation arrangements, including those with PNG Drilling Ventures Limited and PNG Energy Investors, mentioned in your disclosure.

Response:	InterOil considered an accounting treatment similar to that proposed by the SEC staff prior to adopting the treatment in our December 31, 2005 financial statements. However, in considering the treatment, the Company was left with a number of questions about the substance of the transaction, the liability that would be created and how the transaction would un-wind itself in the future. The following questions caused the Company to review the agreement in further detail:
•	What would the liability represent? There is no obligation to repay the amount in cash.

•	Would the Company have to recognize another liability for the obligation to drill the eight wells?

•	If future distributions would be booked against the liability the Company would have to book 100% of the reserves and 100% of the revenues from any successful wells under the program. Given the investors’ ownership and their right to revenues under the agreement, there would not be any funds flowing to InterOil to offset against the liability unless it recognized 100% of the revenues and reserves.

•	What would happen if the future distributions exceeded the amount of the liability?

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The Company’s further review of the agreement lead it to conclude that the accounting treatment to be adopted was dependent upon when the interest in the prospect was “sold” to the investors. Specifically, InterOil believed that: one of two outcomes would apply:
I.	Sale of properties occurs at the time the joint venture is formed:

If the conveyance of the prospects is triggered by forming a joint venture, then the accounting treatment would be defined by the investors making the decision as to whether they will convert into the joint venture or whether they will convert to shares. This decision point would occur after an exploration well was completed and so would the resulting accounting treatment. In this scenario, the agreement would need to support the perspective that the investors have purchased a conversion option along with the right to opt to participate in a drilling program.

II.	Sale of properties occurs at the time of initial agreement:

If the conveyance occurs at the commencement of the agreement, the investors will be part owners in the well throughout the entire agreement or until they elect to forfeit their right to participate in a prospect (potentially by exercising conversion options). In this scenario the accounting treatment for the agreement would reflect a conveyance from the inception of the agreement. For this to be the case, the substance of the agreement would reflect the intent of the parties to sell/purchase an interest in the drilling program.
After completing an extensive review of the contract, including consultation with external advisors, InterOil concluded that the conveyance occurred at the commencement of the agreement (as in 2 above). Central to this view are provisions of the agreement which demonstrate that a decision to participate in the joint venture, will not affect the economic outcome for the investor (as particularly demonstrated by sections 4.3, 4.4, and 5.4(a) of the agreement as set out in the table below). This is prima facie evidence that the investor is exposed to the risks and benefits of ownership before they make the election to convert to a joint venture or shares and therefore indicates that the sale has occurred prior to a joint venture being formed. The following terms of the agreement, contributed to the Company’s conclusions:

Terms of Agreement/Accounting Literature	InterOil Application and Considerations
Section 4.1 to 4.2(b) of the Agreement:

 Section 4.1 Activities after Total Depth. If, upon reaching Total Depth in an Exploration Well, InterOil, in its discretion, decides to continue operations on such a well it will design a work program which may include logging or other evaluation or analysis, setting casing or running tubing, perforating and testing the well (“Completion”) and/or a Subsequent Work Program as described in Section 5.1.

Section 4.2 Completion Elections. If InterOil proposes the Completion of an Exploration Well, the following will occur:
(a) InterOil shall give each Investor written notice of the intent to proceed with Completion, together with technical, geological and other logging data and a proposal for such Completion, including cost estimates, that can be reasonably supplied which is relevant to Investor making its decision in Section 4.2(b). Such notice shall prominently state that a response is due from the Investor within 48 hours of receipt of the notice. InterOil shall confirm each

This section of the agreement indicates that investors, when entering into the IPI, purchased an active interest in the drilling program. Like all working interest owners, the investors will continue to participate in the program until they elect otherwise. This indicates that a conveyance has occurred at the point of the agreement rather than at the time the decision is made to convert their interest into a joint venture.

This section demonstrates that investors are acting in the capacity as part owners in a prospect with all of the risks and benefits of ownership. The investors must continue to participate in the well program in order to avoid

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Terms of Agreement/Accounting Literature	InterOil Application and Considerations
Investor’s receipt of such notice by return fax or by return e-mail.
(b) Within 48 hours of any confirmation of receipt of notice from InterOil pursuant to Section 4.2(a), Investor must give written notice to InterOil that either:
i. Investor agrees to pay its IPI Percentage of the costs incurred with respect to the aforementioned Completion; or
ii. That Investor will not pay its IPI percentage of the costs of the aforementioned Completion and forfeit (A) Investor’s rights to that well and the development of any Field discovered from such well and (B) Investor’s rights to convert its IPI Percentage into Common Shares as contemplated by Section 6.1
If Investor fails to timely respond to InterOil’s notice as provided above, then the Investor shall be deemed to have elected pursuant to Section 4.2(b)(ii).
forfeiting their conversion options. This provides evidence that the investors have purchased into a drilling program.

Section 5.1 to 5.2 of the Agreement:

 Section 5.1 Subsequent Work Programs. If, upon reaching Total Depth in any Exploration Well, InterOil, in its discretion, decides to continue operations on a such a well, regardless of whether InterOil pursues Completion of such well, then it will design a work program which may include an Extended Well Test, appraisal drilling, other operations and full field development and production operations (“Subsequent Work Program”). The drilling of a well after the first Exploration Well on a structure or in a prospective Field in an area subject to this Agreement, which is designed to test the same target formation as the first Exploration Well for that Field, is deemed to be part of a Subsequent Work program.

Section 5.2 Non-Consent Operations. Before an Investor can be billed for any commitment or any expenditure incurred by InterOil for a Subsequent Work Program, the following must occur:

This section of the agreement, and in particular 5.2(b) (presented on page 5), also indicates that investors, when entering into the IPI, purchased an active operating interest in the drilling program. Like all working interest owners, the investors will continue to participate in the program until they elect otherwise.

The penalties for non participation includes:
•      an 800% recovery of the subsequent works costs not contributed
• loss of the conversion option.
   (a)     InterOil must submit an AFE for that Subsequent Work Program to Investor for its consideration. If the Subsequent Work Program described in the AFE is an Extended Well Test, Investor must, within 15 days after receipt of the AFE, or (ii) if the Subsequent Work Program described in the AFE is not an Extended Well Test, the Investor must, within 60 days after receipt of that AFE, which receipt shall be confirmed by each Investor by return fax or by return e-mail, give written notice to InterOil that either:
i.     Investor agrees to pay its IPI Percentage of the costs incurred or to be incurred with respect to a proposed Subsequent Work Program proposed by InterOil; or
ii.     That Investor intends not to pay its IPI Percentage of such costs of the aforementioned Subsequent Work Program and to relinquish its IPI Percentage of the revenues attributable to the wells affected by the Subsequent Work Program until InterOil has recovered the Non-Consent Risk Penalty
Such significant penalties provide economic incentive for the investors to act in manner consistent with ownership in the drilling program.

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Terms of Agreement/Accounting Literature	InterOil Application and Considerations
from Quarterly distributions that would otherwise have been payable to such an Investor from the revenues attributable to the wells affected by the Subsequent Work Program had Investor elected to pay its IPI Percentage share of the costs associated with such Subsequent Work Program.
If Investor fails to timely respond to InterOil’s AFE as provided above, then the Investor shall be deemed to have elected pursuant to Section 5.2(a)(ii).
(b) If an Investor agrees to pay its IPI Percentage cost of a Subsequent Work Program pursuant to Investor’s election under Section 5.2(a)(I), such Investor must make payment to InterOil of all of the costs of such Subsequent Work Program no later than 30 days after such election. If Investor fails to pay such costs within the 30 day period as provided for in the preceding sentence, InterOil may give written notice to the Investor of such failure to pay and if Investor fails to pay such amounts within five days after receipt and confirmation of such notice by InterOil, the Investor shall be deemed to have elected pursuant to Section 5.2(a)(ii) to incur the Non-Consent Penalty and shall forfeit its right to convert its IPI Percentage into Common Shares under Section 6.1.

Definition of Non-Consent Risk Penalty:

“Non Consent Risk Penalty” means for any Subsequent Work Program an amount deducted by InterOil from quarterly distributions otherwise payable to Investor in accordance with Section 5.2(a)(ii), equal to:
(a)    800% of the total amount InterOil paid on behalf of Investor’s IPI Percentage costs of any subsequent Work program in which Investor did not elect to participate; and
(b)    Interest on the unrecovered balance of such amount accruing daily at the agreed interest rate.

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Terms of Agreement/Accounting Literature	InterOil Application and Considerations
Section 4.3 and 4.4

Section 4.3 PDL. If InterOil determines that the requirements for the issuance of a PDL covering a Field into which an Exploration Well was drilled have been met, InterOil will request the declaration of a location under the Oil and Gas Act, which will include blocks or portions of Blocks sufficient, in InterOil’s judgment to cover fully the Field(s) to the extent that such Blocks are in the License Area (a “Participation Area”).

Section 4.4 Participation in PDL. An Investor may elect to have its IPI Percentage under this Agreement in respect of the relevant Participation Area become a Participation Interest under the relevant JVOA and a registered legal interest in the relevant PDL with a Participation Interest equal to its IPI Percentage in the Participation Area, subject to InterOil’s consent not to be reasonably withhold and Investor’s rights under the JVOA and in the relevant PDL shall be parri passu with all other Participation Interest holders, including but not limited to, participation in the relevant Participation Area. If Investor elects to make such an election, InterOil shall directly assign to such Investor such Participation Interest in the PDL subject to all necessary State consent, and shall take all such further reasonable action necessary in connection therewith.

At this point investors have the option of converting their interest in the participation area into a joint venture. Importantly, the investors are not required to make a definitive call at this point about whether they will convert their interest into the joint venture or not. In fact there is no time specified in the agreement as to when this has to occur. Opting to participate in the joint venture will not affect the economic outcome for the investor (as also demonstrated by section 5.4(a) of the agreement). This is prima facie evidence that the investor is exposed to the risks and benefits of ownership before they make the election to convert to a joint venture or shares and therefore indicates that the sale of the drilling properties has clearly occurred prior to the joint venture being formed.
Section 5.4(a)

Section 5.4 Incentive Discovery Fee
 (a) Each Investor’s “Share of Production’ shall mean, at any time, the sum of (i) the aggregate production attributable to the Investor’s direct interest in any field assigned to Investor under Section 4.4 plus (ii) the aggregate production allocable to Investor’s IPI percentage in any Field owned by InterOil in which Investor has an indirect interest under this agreement. Investor’s Share of Production will include production attributable to an Investor’s direct or indirect interest in a Field in which Investor has exercised non-consent rights under this Agreement or an applicable JVOA as if such non-consent rights had not been exercised. Investor shall pay to InterOil an incentive discovery fee of US $0.20 per BOE of Investor’s Share of Production produced and sold in excess of (i) 50 million BOE multiplied by (ii) Investor’s IPI Percentage. Such fee shall be payable at the end of each calendar quarter. Such fee may be deducted by InterOil from Quarterly Distributions payable under Section 2.4 and any JVOA entered into under Section 4.4 shall provide for the deduction of such fee.

This clause indicates that each investor’s share of production has both a direct component (based on joint venture ownership) and indirect component (based on remaining indirect participation interest not converted into a joint venture or into common shares). This is important as it clearly indicates that that the ownership of the well (and the right to participate in its revenues) does not occur at the time the joint venture is signed. Rather it indicates that it exists from the commencement of the agreement. There is no need to enter the joint venture agreement to benefit from a discovery.

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Terms of Agreement/Accounting Literature	InterOil Application and Considerations
Section 8.1

Section 8.1 Generally. Subject to applicable securities laws, a party to this Agreement may assign or transfer or purport to assign or transfer any of its interests, rights, and obligations in and under this Agreement to a person or entity without the prior written consent of any other party to this Agreement, provided that (a) without the prior consent of InterOil, not to be unreasonably withheld, such assignment unless made to an Affiliate shall not relieve Investor of its obligation to make the payments called for under this Agreement, and (b) if as a result of any proposed direct or indirect assignment or transfer by InterOil of its interests herein, InterOil would no longer be Operator of the Licences, then no such proposed assignment or transfer shall be effective without the prior written consent of a Majority Interest of the Investors, not to be unreasonably withheld.

This section of the agreement also supports that the investors have purchased into the exploration program at the time of entering the agreement as they have full rights of ownership, including the ability to sell the interest to another party.
Section 3.1

Section 3.1 Exploration Program. The Exploration Program to be conducted under the Agreement shall consist of six Exploration Wells designated by InterOil as provided Section 3.2 (the “Designated Exploration Wells”) and two Exploration Wells determined by InterOil with the consent or participation of a Majority Interest as provided in Section 3.3 (the “Optional Exploration Wells”).

This section of the agreement also supports that the investors have purchased into the exploration program at the time of entering the agreement rather than at the time they agree to enter a joint venture agreement as the investors will play a significant decision making role in the location of the last two wells in the program. Such decision making power is not normally extended to a “lender”.
Based on the above, InterOil concluded that the IPI agreement represented a conveyance of an interest in the eight well program to another party.
InterOil concluded that this transaction was not in substance a borrowing after considering the following points raised in SFAS 19 paragraph 43:
•	No funds had been advanced to InterOil on the basis of a return right to purchase oil and gas discovered.

•	The funds are not repayable in cash out of the proceeds of future production. There is no provision for any repayment of cash or any interest charges in the agreement.
The Company then determined that the guidance in SFAS 19, paragraph 47(c) was the best fit in terms of describing the terms of the indirect participation interest. In accordance with SFAS 19 being a well by well standard, InterOil determined a well by well budget for the program. It was determined that in the case of a budget overrun that InterOil would apply successful efforts accounting as outlined in paragraphs 15 to 41 of SFAS 19.

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InterOil has also considered paragraph 224 of SFAS 19. Paragraph 224 implies that if you have used SFAS 47(c) then “the investment of each party in the joint operations consists of the carrying amounts of the assets contributed by it. Each party will share in the resulting benefits, if any, according to the terms of the agreement. The cost of those benefits to the recipient is the amount of the investment. Each party records only its own costs and revenues and does not make a reassignment of costs to reflect the interest that it obtains, or may obtain, in assets contributed by the other party. Each party looks upon its earning assets as those contributed by it.” InterOil’s indirect participation interest accounting treatment accomplishes this because to the extent that the costs are covered by IPI funds, the Company has no assets or expenses in its financial statements but to the extent that the costs are “over budget” InterOil will recognize them in the balance sheet or statement of earnings in accordance with paragraphs 15 through 41 of SFAS 19. At the onset of the agreement it was thought that the funds raised by selling a 25% interest to the indirect participation interest investors would be sufficient to fund the entire drilling program.
It is useful to look at how the drilling program has unfolded to date in assessing the appropriateness of the treatment adopted. For the most part, all of our 2005 exploration activity was covered by the IPI investment. Our 2005 exploration activity included drilling two wells which were eventually, after subsequent testing was performed, plugged and abandoned. During 2005, two cash calls were initiated for testing on each of the two wells drilled. Testing falls under the indirect participation agreement’s definition of subsequent works. At the time of each of these cash calls, the investors have had to make active decisions as part owners in the exploration program as to whether to participate in the testing or not. InterOil’s 75% share of these testing costs was expensed in the statement of operations as a result of the wells ultimately being unsuccessful.
In 2006, our third well has incurred significant costs related to a high pressure discovery. The total cost of the well is expected to significantly exceed the amount originally contemplated at the time the IPI agreement was signed. In addition, InterOil has expanded the seismic program that was originally contemplated at the time of the IPI agreement. As a result of these two additional costs, InterOil has recognized some of the costs associated with the third well as an exploration asset (as drilling is still in progress) and the excess seismic costs as an exploration expense in its statement of earnings during 2006. We believe this treatment is in accordance with SFAS 19 paragraph 224 and paragraphs 15 to 41 of the same standard. In early 2007, we initiated a third cash call for testing, an appraisal well and appraisal seismic to the indirect participation interest investors.
The PNG Drilling Ventures and PNG Energy Investors agreements were substantially different than the indirect participation interest agreement discussed above. Most significantly, there were provisions in these agreements for the amounts to be repaid in cash or shares. Also, these investors are less active in the drilling program, specifically they have no right to choose a location of a well and the penalties for non-participation in a subsequent works program are less onerous. After examining the agreements in detail, we concluded that these agreements were in substance borrowings due to the repayment terms and the lack of evidence that a conveyance had occurred at the initiation of the agreements. As a result, we accounted for the amounts received under these agreements as liabilities in a manner consistent with that proposed by the staff in their letter of January 18, 2007.

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3.	We understand that you have a Registration Rights Agreement associated with your Amended and Restated Indirect Participation Agreement. Please explain how you considered the Registration Rights Agreement in valuing the conversion option under EITF 05-04 and EITF 00-19, in determining that it is not a derivative instrument which should be combined with the conversion feature and valued as one free-standing instrument if that is your view. Please attach a copy of the agreement with your explanation, and attach it as an exhibit with your next amendment.

Response:	The Company has attached the Registration Rights Agreement as Schedule B to this document as requested. The Registration Rights Agreement was filed on March 1, 2005 as exhibit 4 to the Form 6-K for the month of February 2005.
InterOil considered EITF 00-19 in its original accounting for the registration rights agreement. At the time of the initial agreement and at balance sheet date, the Company did not separately account for the registration rights agreement from the conversion options as the Task Force had not reached a conclusion in the EITF 05-04. Even if the FSP EITF 00-19-2, had been in effect at the time, the company has determined that it would not have had and it currently does not have a FAS 5 liability as the penalties associated with the registration rights agreement were and are not probable. The reason for this assessment was that InterOil was aware that it would have to register the rights from the fourth quarter of 2004 when funds relating to the agreement began to flow to the Company. This provided the Company ample time to ensure that all information required for the registration would be available. InterOil did file the registration in the required period of time and continues to maintain an effective registration statement.
The Company is continuing to assess the possible impact of FSP EITF 00-19-2 on the classification of the conversion option liability and will apply any changes from January 1, 2007 in accordance with the transitional provisions of the FSP.
We propose that if the Staff has further questions regarding the accounting treatment adopted by InterOil with respect of its indirect participation interest, that we arrange a conference call to exchange information and discuss the application of the relevant technical literature. This will allow the Company to understand any outstanding concerns the Staff may have and allow them to be addressed in a more timely manner. If you feel a call is necessary please contact the undersigned at (61) 7 4046-4600 so that we may arrange an appropriate time for a conference call.
Kind regards,
Collin Visaggio
Chief Financial Officer

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Schedule A
Proposed Amendments to InterOil Corporation’s Audited Consolidated Financial
Statements for the years ended December 31, 2005, 2004 and 2003,
Exhibit 99.2 to the December 31, 2005 Form 40-F
The Company proposes to amend Note 24 of its audited consolidated financial statements for the years ended December 31, 2005, 2004 and 2003, Exhibit 99.2 to the December 31, 2005 Form 40-F (“Financial Statements”), by adding the following after the consolidated statements of operations:
The following table reconciles net income under Canadian GAAP to net income according to US GAAP:

	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Net loss as shown in the Canadian GAAP financial statements	(39,282,411)	(52,939,881)	(3,517,569)
Description of items having the effect of increasing reported income
Decrease in depreciation and amortization due to difference in date of commencement of operations of refinery (1)	199,854	—	—
Gain on revaluation of conversion options (6)	4,279,284	—	—
Decrease in non-controlling interest expense (7)	163	195,533
Decrease in administrative and general expenses from ineffective portion of unsettled hedges (2)	22,456	—	—
Increase in sales as a result of items being ineligible for capitalization due to difference in date of commencement of operations of refinery(1)	—	51,329,782	—
Decrease in foreign exchange loss (2)	—	—	8,070,776
Description of items having the effect of decreasing reported income
Increase in depreciation and amortization due to difference in date of commencement of operations of refinery (1)	—	(823,878)	—
Increase in non-controlling interest expense (7)	—	—	(117,242)

Increase in cost of sales and operating expenses as a result of items being ineligible for capitalization due to difference in date of commencement of operations of refinery (1)	(153,586)	(64,526,610)	—

Increase in administrative and general expenses as a result of items being ineligible for capitalization due to difference in date of commencement of operations of refinery (1)	(37,380)	(250,190)	—
Increase in legal and professional fees as a result of items being ineligible for capitalization due to difference in date of commencement of operations of refinery (1)	—	(81,904)	—
Increase in long term borrowing costs as a result of items being ineligible for capitalization due to difference in date of commencement of operations of refinery (1)	—	(495,773)	—
Debt conversion expense (5)	—	(6,976,800)	—
Cumulative effect of accounting change relating to stock compensation (4)	—	(737,650)	—

Net income/(loss) according to US GAAP	(34,971,620)	(75,307,371)	4,435,965

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Schedule B
Registration Rights Agreement
     This Registration Rights Agreement (“Agreement”) is entered into as of February 25, 2005, between INTEROIL CORPORATION., a New Brunswick corporation (the “Company”) and the Investors set forth on the signature pages hereto (each, a “Investor” and collectively, the“Investors”).
W I T N E S S E T H:
     WHEREAS, pursuant to the Indirect Participation Interest Agreement, between the Company and the investors signatory thereto (the “ IPI Agreement” ), the Company has agreed to sell and issue to the Investors, and the Investors have agreed, severally and not jointly, to purchase from the Company, an aggregate of up to 25% IPI Percentages (the “ IPI Percentages” ), subject to the terms and conditions set forth therein; and
     WHEREAS, the terms of the IPI Agreement provide that the IPI Percentages will be convertible into common shares (the “Underlying Shares” ), no par value per share (the “Common Shares” ) of the Company; and
     NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and conditions set forth in the IPI Agreement and this Agreement, the Company and each Investor, severally and not jointly, agree as follows:
     1. Certain Definitions. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the IPI Agreement. As used in this Agreement, the following terms shall have the following respective meanings:
     “Closing” and “Closing Date” shall mean the closing and closing date with respect to the purchase of the IPI Percentages.
     “Commission” or “ SEC” shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.
     “Holder” and “Holders” shall include the Investor and any transferee or transferees of Registrable Securities which have not ceased to be Registrable Securities to whom the registration rights conferred by this Agreement have been transferred in compliance with this Agreement and the IPI Agreement.
     “ 1934 Act” shall mean the Securities Exchange Act of 1934, as amended.
     The terms “ register,” “ registered” and “ registration” shall refer to a registration effected by preparing and filing a registration statement in compliance with the rules and regulations applicable in the Province of Ontario and in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement by such authorities.

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     “Registrable Securities” shall mean: (i) the Underlying Shares issued or issuable to each Holder (a) upon conversion of all or any part of the IPI Percentage, (b) upon any distribution with respect to, any exchange for or any replacement of such IPI Percentage or (c) upon any conversion, exercise or exchange of any securities issued in connection with any such distribution, exchange or replacement; (ii) securities issued or issuable upon any stock split, stock dividend, recapitalization, exchange or similar event with respect to the IPI Percentage or the Underlying Shares; and (iii) any other security issued as a dividend or other distribution with respect to, in exchange for or in replacement of the securities referred to in the preceding clauses, except that any such Underlying Shares or other securities shall cease to be Registrable Securities when (x) they have been sold to the public or (y) they may be sold by the Holder thereof under Rule 144(k).
     “Registration Expenses” shall mean all expenses to be incurred by the Company in connection with each Holder’s registration rights under this Agreement, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, and blue sky fees and expenses, reasonable fees and disbursements of counsel to Holders (using a single counsel selected by the Holders holding at least a two-thirds interest of the Registrable Securities) for a review of the Registration Statement and related documents (such amount not to exceed $10,000 in the aggregate for each registration), and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company, which shall be paid in any event by the Company).
     “Registration Statement” shall have the meaning set forth in Section 2(a) herein.
     “Regulation D” shall mean Regulation D as promulgated pursuant to the Securities Act, and as subsequently amended.
     “Rule 144(k)” means Rule 144(k) under Securities Act, or any successor rule.
     “ Securities Act” or “Act” shall mean the Securities Act of 1933, as amended.
     “ Selling Expenses” shall mean all underwriting discounts, selling commissions and transfer taxes applicable to the sale of Registrable Securities and all fees and disbursements of counsel for Holders not included within “Registration Expenses.”
     2. Registration Requirements. The Company shall use its best efforts to effect the registration of the resale of the Registrable Securities (including, without limitation, the execution of an undertaking to file post-effective amendments, appropriate qualification under applicable blue sky or other state securities laws and appropriate compliance with applicable regulations issued under the Securities Act and under the rules and regulations applicable in the Province of Ontario) as would permit or facilitate the resale of all the Registrable Securities in the manner (including manner of sale) and in all states, territories and possessions of the United States reasonably requested by the Holder. Such best efforts by the Company shall include, without limitation, the following:

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          (a) The Company shall, as expeditiously as possible after the Closing Date:
     (i) But in any event within 90 days of the Closing, prepare and file a registration statement with the Commission pursuant to the rules and regulations applicable in the home jurisdiction of the Company and Rule 467 and Rule 408 under the Securities Act on Form F-10, F-1 or S-1 or any corresponding successor forms that may be available under the Securities Act (or in the event that the Company is ineligible to use such forms, such other appropriate form as the Company is eligible to use under the Securities Act) covering resales by the Holders as selling stockholders (not underwriters) of the Registrable Securities and no other securities (the “Registration Statement” ). Thereafter the Company shall use its best efforts to cause such Registration Statement and other filings to be declared effective as soon as possible, and in any event prior to 120 days following the Closing Date (the “Effectiveness Deadline”). Without limiting the foregoing, the Company will promptly respond to all comments, inquiries and requests of the Ontario Securities Commission and the SEC, and shall file and obtain a receipt or notice of clearance for the final Canadian Prospectus and shall cause the Registration Statementto become effective at the earliest possible date. The Company shall provide the Holders reasonable opportunity to review any such Registration Statement or amendment or supplement thereto prior to filing.
     (ii) Prepare and file with the Ontario Securities Commission and the SEC such amendments and supplements to such Registration Statement and the prospectuses used in connection with such Registration Statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such Registration Statement and notify the Holders of the filing and effectiveness of such Registration Statement and any amendments or supplements.
     (iii) Furnish to each Holder such numbers of copies of a current prospectus conforming with the requirements of the Act, copies of the Registration Statement, any amendment or supplement thereto and any documents incorporated by reference therein and such other documents as such Holder may reasonably require in order to facilitate the disposition of Registrable Securities owned by such Holder.
     (iv) Register and qualify the securities covered by such Registration Statement under the securities or “ Blue Sky” laws of all domestic jurisdictions, to the extent required; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

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     (v) Notify each Holder immediately of the happening of any event (but not the substance or details of any such events unless specifically requested by a Holder) as a result of which the prospectus (including any supplements thereto or thereof) included in such Registration Statement, as then in effect, includes an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and use its best efforts to promptly update and/or correct such prospectus.
     (vi) Notify each Holder immediately of the issuance by the Ontario Securities Commission or the Commission or any state securities commission or agency of any stop order (or equivalent action) suspending the effectiveness of the Registration Statement or the threat or initiation of any proceedings for that purpose. The Company shall use its best efforts to prevent the issuance of any stop order (or equivalent action) and, if any stop order is issued, to obtain the lifting thereof at the earliest possible time.
     (vii) Permit counsel to the Holders to review the Registration Statement and all amendments and supplements thereto within a reasonable period of time (but not less than two full trading days prior to each filing and will not request acceleration (or its Canadian equivalent) of the Registration Statement without prior notice to such counsel.
     (viii) List the Registrable Securities covered by such Registration Statement with all securities exchange(s) and/or markets on which the Common Shares are then listed, including, without limitation, the American Stock Exchange, and prepare and file any required filings with the Toronto Stock Exchange.
          (b) If a Registration Statement has not been declared effective by the Effectiveness Deadline, then the Company shall pay each Holder (other than in the case of a Registration Statement not declared effective, a Holder of Registrable Securities that the Company could exclude from registration in accordance with Section 9) a Monthly Delay Payment (as defined below) with respect to each successive 30-day period (or portion thereof appropriately prorated) thereafter that effectiveness of the Registration Statement is delayed. A Monthly Delay Payment” shall be a cash payment equal to one percent (1.0%) of the purchase price paid by a Holder (or such Holder’s predecessor) under the IPI Agreement. Payment of the Monthly Delay Payments shall be due and payable from the Company to such Holder on the end of the applicable 30-day period or portion thereof. Notwithstanding the foregoing, there shall be excluded from the calculation of the number of days that the Registration Statement has not been declared effective the delays which are solely attributable to delays in the Investor providing information required for the Registration Statement.

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          (c) If the Holder(s) intend to distribute the Registrable Securities by means of an underwriting, the Holder(s) shall so advise the Company. Any such underwriting may only be administered by nationally or regionally recognized investment bankers reasonably satisfactory to the Company.
          (d) The Company shall enter into such customary agreements for secondary offerings (including a customary underwriting agreement with the underwriter or underwriters, if any) and take all such other reasonable actions reasonably requested by the Holders in connection with any underwritten offering or when the Ontario Securities Commission or the SEC has required that the Holders be identified as underwriters in the Registration Statement in order to expedite or facilitate the disposition of such Registrable Securities and in such connection:
     (i) make such representations and warranties to the Holders and the underwriter or underwriters, if any, in form, substance and scope as are customarily made by issuers to underwriters in secondary offerings;
     (ii) cause to be delivered to the sellers of Registrable Securities and the underwriter or underwriters, if any, opinions of independent counsel to the Company, on and dated as of the effective day (or in the case of an underwritten offering, dated the date of delivery of any Registrable Securities sold pursuant thereto) of the Registration Statement, and within ninety (90) days following the end of each fiscal year thereafter, which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the Holders and the underwriter(s), if any, and their counsel and covering such matters that are customarily given to underwriters in underwritten offerings, addressed to the Holders and each underwriter, if any;
     (iii) cause to be delivered, immediately prior to the effectiveness of the Registration Statement (and, in the case of an underwritten offering, at the time of delivery of any Registrable Securities sold pursuant thereto), and at the beginning of each fiscal year following a year during which the Company’s independent certified public accountants shall have reviewed any of the Company’s books or records, a “ comfort” letter from the Company’s independent certified public accountants addressed to each underwriter (including the Holders, if the Ontario Securities Commission or the SEC has required them to be identified as underwriters in the Registration Statement), if any, to the extent requested by such underwriters, stating that such accountants are independent public accountants within the meaning of the Securities Act and the applicable published rules and regulations thereunder, and otherwise in customary form and covering such financial and accounting matters as are customarily covered by letters of the independent certified public accountants delivered in connection with secondary offerings; such accountants shall have undertaken in each such letter to update the same

15

during each such fiscal year in which such books or records are being reviewed so that each such letter shall remain current, correct and complete throughout such fiscal year; and each such letter and update thereof, if any, shall be reasonably satisfactory to such underwriters;
     (iv) if an underwriting agreement is entered into, the same shall include customary indemnification and contribution provisions to and from the underwriters and procedures for secondary underwritten offerings; and
     (v) deliver such documents and certificates as may be reasonably requested by the Holders of the Registrable Securities being sold or the managing underwriter or underwriters, if any, to evidence compliance with clause (i) above and with any customary conditions contained in the underwriting agreement, if any.
          (e) The Company shall make available for inspection by the Holders, representative(s) of all the Holders together, any underwriter participating in any disposition pursuant to a Registration Statement, and any attorney or accountant retained by any Holder or underwriter, all financial and other records customary for purposes of the Holders’ due diligence examination of the Company and review of any Registration Statement, all publicly filed documents filed subsequent to the Closing, pertinent corporate documents and properties of the Company, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, underwriter, attorney or accountant in connection with such Registration Statement, provided that such parties keep such information confidential as customary. Notwithstanding the foregoing, the foregoing right shall not extend to any Holder (i) who is not a financial investor or entity or (ii) who, itself or through any affiliate, has any strategic business interest that would reasonably be expected to be in conflict with any business of the Company or its subsidiaries.
          (f) The Company may suspend the use of any prospectus used in connection with the Registration Statement only in the event, and for such period of time as such a suspension is required by the rules and regulations of the Commission. The Company will use reasonable best efforts to cause such suspension to terminate at the earliest possible date.
          (g) The Company shall file a Registration Statement with respect to any newly authorized and/or reserved Registrable Securities consisting of Underlying Shares described in clause (i) of the definition of Registrable Securities within five (5) business days. If the Holders become entitled, pursuant to an event described in clause (ii) and (iii) of the definition of Registrable Securities, to receive any securities in respect of Registrable Securities that were already included in a Registration Statement, subsequent to the date such Registration Statement is declared effective, and the Company is unable under the securities laws to add such securities to the then effective Registration Statement, the Company shall promptly file, in accordance with the

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procedures set forth herein, an additional Registration Statement with respect to such newly Registrable Securities. The Company shall use its best efforts to (i) cause any such additional Registration Statement, when filed, to become effective under the Securities Act, and (ii) keep such additional Registration Statement effective during the period described in Section 5 below and cause such Registration Statement to become effective within 60 days of that date that the need to file the Registration Statement arose. All of the registration rights and remedies under this Agreement shall apply to the registration of the resale of such newly reserved shares and such new Registrable Securities, including without limitation the provisions providing for default payments contained herein.
          (h) The Company shall prepare and file with the Ontario Securities Commission and the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus supplement is to be filed pursuant to the rules and regulations applicable in the home jurisdiction of the Company and the Securities Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Period (as defined below), and, during such period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 2) by reason of the Company filing a periodic report (whether on an applicable form of the Ontario Securities Commission or on Form 20-F, Form 40-F, or Form 6-K or any analogous or successor form under the 1934 Act), the Company shall have incorporated such report by reference into such Registration Statement, if applicable, or shall have filed such amendments or supplements with the Ontario Securities Commission and the SEC on the same day on which the continuous disclosure document or periodic report which created the requirement for the Company to amend or supplement such Registration Sttement is filed.
          (i) Each Holder agrees by its acquisition of the Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Sections 2(a)(v) or 2(a)(vi), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder’s receipt of the copies of the supplemented Prospectus and/or amended Registration Statement contemplated by Section 2(h), or until it is advised in writing (the “Advice” ) by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. The Company may provide appropriate stop orders to enforce the provisions of this paragraph.
          (j) If requested by a Holder, the Company shall (i) as soon as practicable incorporate in a prospectus supplement or post-effective amendment such information as a Holder reasonably requests to be included therein relating to the sale and

17

distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefore and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) as soon as practicable make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) as soon as practicable, supplement or make amendments to any Registration Statement if reasonably requested by a Holder holding any Registrable Securities.
     3. Expenses of Registration. All Registration Expenses in connection with any registration, qualification or compliance with registration pursuant to this Agreement shall be borne by the Company, and all Selling Expenses of a Holder shall be borne by such Holder.
     4. Registration. The Company shall use its best efforts to remain qualified for registration on Form F-10, F-1, S-1, or any comparable or successor form or forms, or in the event that the Company is ineligible to use such form, such appropriate form as the Company is eligible to use under the Securities Act provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement covering the Registrable Securities has been declared effective by the SEC.
     5. Registration Period. In the case of the registration effected by the Company pursuant to this Agreement, the Company shall keep such registration effective until the earlier of (a) the date on which all the Holders have completed the sales or distribution described in the Registration Statement relating thereto or, (b) until all Registrable Securities may be sold by the Holders under Rule 144(k) (provided that the Company’s transfer agent has accepted an instruction from the Company to such effect) (the “Registration Period” ). Subject to Section 8 below, this Agreement shall be terminated automatically without further action by any party hereto upon the expiration of the Registration Period.
     6. Indemnification.
          (a) Company Indemnity. The Company will indemnify and hold harmless each Holder, each of its officers, directors, agents, shareholders, members and partners, and each person controlling each of the foregoing, within the meaning of Section 15 of the Securities Act and the rules and regulations thereunder with respect to which registration, qualification or compliance has been effected pursuant to this Agreement, and each underwriter, if any, and each person who controls, within the meaning of Section 15 of the Securities Act and the rules and regulations thereunder, any underwriter, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other document (including any related registration statement, notification or the like) incident to any such registration, qualification or compliance, or based on any omission (or alleged omission)

18

to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, or any violation by the Company of the Securities Act, any applicable Canadian securities laws or any state securities law or, any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance, and will reimburse each Holder, each of its officers, directors, agents, shareholders, members and partners, and each person controlling each of the foregoing, each such underwriter and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred and as incurred in connection with investigating and defending any such claim, loss, damage, liability or action, provided that the Company will not be liable in any such case to a Holder to the extent that any such claim, loss, damage, liability or expense arises out of or is based (i) on any untrue statement or omission based upon written information furnished to the Company by such Holder or the underwriter (if any) therefor and stated to be specifically for use therein or (ii) the failure of such Holder to deliver at or prior to the written confirmation of sale, the most recent prospectus, as amended or supplemented. The indemnity agreement contained in this Section 6(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent will not be unreasonably withheld).
          (b) Holder Indemnity. Each Holder will, severally and not jointly, if Registrable Securities held by it are included in the securities as to which such registration, qualification or compliance is being effected, indemnify and hold harmless the Company, each of its directors, officers, agents and partners, and each underwriter, if any, of the Company’s securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act and the rules and regulations thereunder, each other Holder (if any), and each of their officers, directors and partners, and each person controlling such other Holder(s) against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading in light of the circumstances under which they were made, and will reimburse the Company and such other Holder(s) and their directors, officers and partners, underwriters or control persons for any legal or any other expenses reasonably incurred in connection with investigating and defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company by such Holder and stated to be specifically for use therein, and provided that the maximum amount for which such Holder shall be liable under this indemnity shall not exceed the net proceeds received by such Holder from the sale of the Registrable Securities pursuant to the registration statement in question. The indemnity agreement contained in this Section 6(b) shall not

19

apply to amounts paid in settlement of any such claims, losses, damages or liabilities if such settlement is effected without the consent of such Holder (which consent shall not be unreasonably withheld).
          (c) Procedure. Each party entitled to indemnification under this Section 6 (the “ Indemnified Party” ) shall give notice to the party required to provide indemnification (the “ Indemnifying Party” ) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim in any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at its own expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 6 except to the extent that the Indemnifying Party is materially and adversely affected by such failure to provide notice. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such non-privileged information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with the defense of such claim and litigation resulting therefrom.
     7. Contribution. If the indemnification provided for in Section 6 herein is unavailable to the Indemnified Parties in respect of any losses, claims, damages or liabilities referred to herein (other than by reason of the exceptions provided therein), then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities as between the Company on the one hand and any Holder on the other, in such proportion as is appropriate to reflect the relative fault of the Company and of such Holder in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of any Holder on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by such Holder.
     In no event shall the obligation of any Indemnifying Party to contribute under this Section 7 exceed the amount that such Indemnifying Party would have been obligated to pay by way of indemnification if the indemnification provided for under Section 6(a) or 6(b) hereof had been available under the circumstances.
     The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the

20

Holders or the underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraphs. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraphs shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this section, no Holder or underwriter shall be required to contribute any amount in excess of the amount by which (i) in the case of any Holder, the net proceeds received by such Holder from the sale of Registrable Securities pursuant to the registration statement in question or (ii) in the case of an underwriter, the total price at which the Registrable Securities purchased by it and distributed to the public were offered to the public exceeds, in any such case, the amount of any damages that such Holder or underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.
     8. Survival. The indemnity and contribution agreements contained in Sections 6 and 7 and the representations and warranties of the Company referred to in Section 2(d)(i) shall remain operative and in full force and effect regardless of (i) any termination of this Agreement or the IPI Agreement or any underwriting agreement, (ii) any investigation made by or on behalf of any Indemnified Party or by or on behalf of the Company, and (iii) the consummation of the sale or successive resales of the Registrable Securities.
     9. Information by Holders. Each Holder shall promptly furnish to the Company such information regarding such Holder and such documents or agreements from Holder and the distribution and/or sale proposed by such Holder as the Company may from time to time easonably request in writing or that are required by law or requested by the Ontario Securities Commission or the Commission in connection with any registration, qualification or compliance referred to in this Agreement, and the Company may exclude from such registration the Registrable Securities of any Holder who unreasonably fails to furnish such information or such documents or agreements from within a reasonable time after receiving such request. The intended method or methods of disposition and/or sale (Plan of Distribution) of such securities as so provided by such Investor shall be included without alteration in the Registration Statement covering the Registrable Securities and shall not be changed without written consent of such Holder. Each Holder agrees that, other than ordinary course brokerage arrangements, in the event it enters into any arrangement with a broker dealer for the sale of any Registrable Securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, such Holder shall promptly deliver to the Company in writing all applicable information required in order for the Company to be able to timely file a supplement to the Prospectus pursuant to the applicable rules and regulations of the Company’s home jurisdiction or Rule 424(b) under the Securities Act, as applicable, to

21

the extent that such supplement is legally required. Such information shall include a description of (i) the name of such Holder and of the participating broker dealer(s), (ii) the number of Registrable Securities involved, (iii) the price at which such Registrable Securities were or are to be sold, and (iv) the commissions paid or to be paid or discounts or concessions allowed or to be allowed to such broker dealer(s), where applicable.
     10. Replacement Certificates. The certificate(s) representing the Registrable Securities held by any Investor (or then Holder) may be exchanged by such Investor (or such Holder) at any time and from time to time for certificates with different denominations representing an equal aggregate number of Registerable Securities, as reasonably requested by such Investor (or such Holder) upon surrendering the same. No service charge will be made for such registration or exchange. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of any certificates representing a Registrable Security and, in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it, or upon surrender and cancellation of such certificate if mutilated, the Company will make and deliver a new certificate of like tenor and dated as of such cancellation at no charge to the holder.
     11. Transfer or Assignment. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The rights granted to the Investor by the Company under this Agreement to cause the Company to register Registrable Securities may be transferred or assigned (in whole or in part) to a permitted transferee or assignee of IPI Percentages or Registrable Securities, and all other rights granted to the Investor by the Company hereunder may be transferred or assigned to any permitted transferee or assignee of any IPI Percentage or Registrable Securities; provided in each case that the Company must be given written notice by the Investor at the time of or within a reasonable time after said transfer or assignment, stating the name and address of said transferee or assignee and identifying the securities with respect to which such registration rights are being transferred or assigned; and provided further that the transferee or assignee of such rights agrees in writing to be bound by the registration provisions of this Agreement.
     12. Reports Under The 1934 Act. With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the SEC that may at any time permit the Holders to sell securities of the Company to the public without registration (“Rule 144” ), no later than the Effectiveness Deadline the Company agrees to:
          (a) cause there to be “ current public information” available for the Company as such term is used in Rule 144 ;
          (b) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the 1934 Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

22

          (c) furnish to each Holder so long as such Holder owns Registrable Securities, promptly upon request, (i) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act and the 1934 Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Holders to sell such securities pursuant to Rule 144 without registration.
     13. Miscellaneous.
          (a) Remedies. The Company and the Investor acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.
          (b) Jurisdiction. Each of the Company and the Investor (i) hereby irrevocably submits to the exclusive jurisdiction of the United States District Court, the Texas courts and other courts of the United States sitting in Harris County, Texas for the purposes of any suit, action or proceeding arising out of or relating to this Agreement and (ii) hereby waives, and agrees not to assert in any such suit action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. The Company and the Investor consent to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this paragraph shall affect or limit any right to serve process in any other manner permitted by law.
          (c) Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses for such communications shall be:

to the Company:
InterOil Corporation
25025 I-45 North, Suite 420
The Woodlands, Texas 77380
Telephone: (281) 292-1800

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H-530018.2 13
Facsimile: (281) 292-0888
Attention: Gary Duvall

with a copy to:
Haynes & Boone LLP
One Houston Center
1221 McKinney St., Suite 2100
Houston, Texas 77010
Telephone: (713) 547-2081
Facsimile: (713) 236-5699
Attention: Guy Young, Esq.
If to a Investor, to its address and facsimile number set forth on Schedule I hereto, with copies to such Investor’s representatives as set forth on Schedule I hereto, or to such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party five days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively. Any party hereto may from time to time change its address for notices by giving at least five days’ written notice of such changed address to the other parties hereto.
          (d) Waivers. No waiver by any party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.
          (e) Execution in Counterpart. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement, it being understood that all parties need not sign the same counterpart.
          (f) Signatures. Facsimile signatures shall be valid and binding on each party submitting the same.
          (g) Entire Agreement; Amendment. This Agreement, together with the IPI Agreement and the agreements and documents contemplated hereby and thereby, contains the entire understanding and agreement of the parties. Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Holders who then hold at least two-thirds of the Registrable

24

Securities. Any amendment or waiver effected in accordance with this Section 13(g) shall be binding upon each Holder and the Company. No such amendment shall be effective to the extent that it applies to less than all of the holders of the Registrable Securities. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.
          (h) Governing Law. This Agreement and the validity and performance of the terms hereof shall be governed by and construed in accordance with the laws of the State of Texas applicable to contracts executed and to be performed entirely within such state.
          (i) Jury Trial. EACH PARTY HERETO WAIVES THE RIGHT TO A TRIAL BY JURY.
          (j) Titles. The titles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.
          (k) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party.
[Signature Page Follows]

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Response letter dated March 6, 2007
Indirect Participation Interest Accounting
IOC’s Accounting Model in Summary (Based on queries raised by SEC staff)
Accounting at initiation
At time of transaction:

Dr. Cash	$125M
Cr. IPI Liability	$97M
Cr. Conversion options	$28M
- Split between liability and conversion options was determined by using the net present value of the expected cash flows and the Black Scholes valuation model, respectively.
-  The results of these models were pro-rated to come to the $125 million total.
Transaction costs:

Dr. IPI Liability	$8M
Cr. Cash	$8M
Accretion Expense:

Dr. Accretion expense
Cr. IPI Liability
The total accretion expense we expect to recognize has been calculated based on the difference between the $97 million recorded in the liability and the $105 million undiscounted total expected spend (from the model in which we fair valued the liability component). Each quarter we revise the time-line and expected cash flows for the drilling program in order to determine how much accretion expense to record on a go forward basis. We expect to recognize accretion expense until such time as all drilling is completed or all conversion options have been exercised.
Accounting for Costs Incurred Under Agreement (assuming dry well after testing performed)
Incur drilling costs and account for them in accordance with successful efforts:

Dr. IPI Liability	$10M
Dr. IPI Liability	$3M
Cr. Cash	$13M

- If the cost of a well exceeds the indirect participation interest budget (used in the liability fair value calculation), costs in excess of the budget will be accounted for by InterOil in accordance with successful efforts accounting.
- The treatment results in the liability being decreased which represents the fact that InterOil’s obligation has reduced from drilling 8 wells to drilling 7 wells.
- No entries have been made to the conversion options as they remain outstanding and their value therefore remains as that originally calculated.
Well advances to cash call. Well is dry.

Dr. Exploration impairment	$3M
Dr. Cash	$1M
Cr. Cash	$4M
- We have assumed that InterOil has determined that the well needs to be tested and has therefore cash called each of the investors for their portion of the total estimated $4 million in costs. We have also assumed that in the same period the testing was conducted, that the well was determined to be dry. As a result, only InterOil’s 75% has been expensed. The collection of the 25% of the cost from the investors has been offset against the costs of testing.
- The investors would have expensed the $1 million in testing costs incurred; likewise they would have expensed the $13 million incurred on the program to date (as they fully funded this expenditure).
Accounting for Costs Incurred Under Agreement (assuming successful well that proceeds to PDL and joint venture agreement)
Incur drilling costs and account for them in accordance with successful efforts:

Dr. IPI Liability	$10M
Dr. Capitalized exploration	$17M
Dr. IPI Liability	$3M
Cr. Cash	$30M
- If the cost of a well exceeds the indirect participation interest budget (used in the fair value calculation), costs in excess of the budget will be accounted for by InterOil in accordance with successful efforts accounting. In this example, we have assumed the budget per well was $10M and that the $3M spent on seismic was contemplated in the Indirect Participation Interest budget. As a result, the excess $17M spent on the well has been recognized as capitalized exploration costs.

Joint venture is formed and conversion options no longer exists:

Dr. Conversion options	$28M
Cr. P&L	$28M
- Although there are no conversion options remaining, InterOil is still obliged to drill the remaining wells. As such the liability remains in place and is reduced as other wells are drilled. However, the value of the conversion options no longer exists.
Accounting for Costs Incurred Under Agreement (assuming conversion to shares)
Conversion options exercised (100%):

Dr. Conversion options	$28M
Dr. IPI Liability	$67M
Cr. Share capital	FMV
Dr/Cr. P&L	Remainder
- This scenario is most likely to occur when all eight wells have been drilled and no successful wells have been found. We expect that the fair market value of the shares in this scenario would be very small as the eight well drilling program is substantially all of the value of our business and the value of our other streams do not contribute significantly to our share price. As a result of eight unsuccessful wells, the investors will have lost most of the $125 million that they contributed to the program.
- If all investors were to convert, there would no longer be an obligation to drill the remaining wells. As a result both the conversion options and IPI liability are reduced to nil. Should only a portion of investors convert, we would not reduce the IPI liability as the obligation to drill the eight wells would continue to exist.

Response letter dated March 14, 2007
Debt and Equity Split – IPI#3 Canadian GAAP
Prepared by: Jennifer Wenzel (InterOil)

ISSUE:
It has been determined that IPI#3 contains a debt component (representing the obligation to drill 8 wells) and an equity component (representing the conversion right held by investors which allows them to elect to convert their interest in the 8 well drilling program into shares). The purpose of this document is to document how InterOil proposes to split the IPI#3 proceeds of $116,861,258 between debt and equity.
TECHNICAL GUIDANCE
Section 3860 does not prescribe any particular method for assigning a carrying amount to a liability and equity elements contained in a single instrument.
It suggests one of two methods be employed:
1	Measure the liability and equity components separately and, to the extent necessary, adjust these amounts on a pro rata basis so that the sum of the components equals the amounts of the instruments as a whole.

2	Assign to the less easily measurable component (often the equity instrument) the residual amount after deducting from the instrument as a whole the amount separately determined for the component that is more easily measurable.
It is noted that in order to determine the value of the liability portion that the stream of future cash flows would be discounted at the prevailing market rates for similar liabilities that would not have an associated equity component.
INTEROIL APPROACH
As US GAAP requires us to use approach number one, outlined above, InterOil will adopt this approach in order to avoid an unnecessary US GAAP differences and added complexities in the US GAAP reconciliation.
ASSUMPTIONS IN VALUING THE DEBT

Interest rate
The interest rate used in discounting the cash flows has been assumed to be 11.25%.
During 2005, IOC had debt with the following interest rates and securities:
•	Working capital facility with BNPP: Average interest rate for 2005 was 5.81%. This represents fully secured current debt with regular repayments and drawings. The rate that would be applied in valuing the liability relating to IPI#3 would be higher as it is not secured by tangible assets.

•	OPIC loan on the refinery assets: Average interest rate for 2005 was 7.10%. This represents debt which is fully secured by the assets of the refinery. The rate for the IPI#3 will be higher as it is unsecured.

•	Clarion short-term borrowings: Average interest rate for 2005 was 5%. The represents short-term borrowings which are unsecured. However, Clarion has the right to participate in future equity deals and has an ongoing relationship with the company that has resulted in a relatively low interest rate.

•	Debentures: During the final quarter of 2004, InterOil issued five year debentures with conversion options. The coupon rate on the debentures was 8.875%. The imputed interest rate used to value the debentures was 10.562% (this was the interest rate imputed after subtracting the value of the warrants from the $45M deal). The coupon rate on the debentures was likely lower than what should be applied to IPI#3 as it was lower than market rate due to the inclusion of the warrants and the conversion option. The 10.562% rate represents the calculated interest rate on the debt with no warrants or conversion options and thus may be appropriate for use in the current discounted cash flow model.

•	Bear Sterns rate: During 2004, InterOil corresponded with Bear Sterns, a possible financier, regarding the interest rate IOC could achieve in a market for appropriately $50,000,000 of unsecured debt. Bear Sterns advised that IOC could achieve a 9.5% interest rate with such an offering. InterOil has no information to support the assumptions made by Bear Sterns in determining this rate.
Rate applied
InterOil has used a rate of 11.25% in its discounted cash flow models. This reflects the imputed debenture rate. This rate most closely approximates the market rate that InterOil would have been able to achieve on unsecured debt with no conversion options. InterOil has increased this rate as a result in the general increase in the rate for US Treasury Bills (between September 2004 and February 2005 this rate on a 3 year note increased from 2.83% to 3.54%).
This rate contemplates the three factors which effect interest rates (a) the risk free rate (b) political risk and (c) credit risk and that would have changed the rate applicable to InterOil between the time of the debenture and the time of the IPI agreement. These are contemplated below:
(a) Risk free rate:
As noted above, InterOil has adjusted the proposed rate to take into account changes in the risk free rate at the time of the debenture rate being calculated and the time of the IPI#3 deal being signed.
(b) Political risk:
InterOil’s main operations are located in Papua New Guinea (PNG).  PNG is has been considered to be an unstable economy, often considered a third world country in many respects due to the high level of crime in the cities, high illiteracy rates (35%), high poverty levels (37%), high unemployment rates (40%) and other similar statistics.  (Note: source of statistics is the CIA World Factbook at 15 March 2005. At December 2004 the countries credit risk was upgraded from stable to positive. The economy is growing as more countries and companies have begun considering PNG for industrial investments (e.g., InterOil’s refinery) (note: industry comprises 38% of its GDP and is expected to grow).  To incentivise companies to invest in PNG, the government offers tax holidays and beneficial supply/sales contracts domestically (e.g., InterOil’s contract). While PNG continues to be an opportunity for growth and appears to be unstable in many aspects as detailed above, these factors have not changed during the period between the time of the debenture issuance (September 2004), the time of the IPI#3 agreement (February 2005) and even up until December 2005 (the date of year end financial statements).  Thus, management has determined that there is no reason that the interest rate should materially fluctuate as a result of this component.
(c) Credit risk:
InterOil has experience significant activity during the period between September 2004 and the time the IPI#3 was deal was done. These included
•	August 30, 2004 – InterOil announced it would trade on American Stock Exchnage beginning on September 8, 2004.

•	September 7, 2004 – Refinery makes first export sale

•	September 24, 2004 –InterOil begins rebranding of BP PNG to InterOil Products Limited

•	October 5, 2004 –InterOil announces the seismic and gravity programs on the moose and elk structure.

•	November 15, 2004 –InterOil announces third quarter financial results. 11 November 2004, preliminary shelf prospectus filed. Disclosed plans to acquire a new heli-portable rig. Funding to be through sales of indirect participation interest. The reformer for the refinery was placed into service in mid-November. Current daily average of 32,000 bbls. Costs to commission reformer along with irregular production fluctuations required refinery budget increase to $230 million.

•	January 20, 2005 – InterOil announces purchase of a new rig for the drilling program

•	January 31, 2005 –InterOil announces practical completion at the refinery

•	February 8, 2005 – First export liftings are made by Shell

•	February 18, 2005 – InterOil announces intention to delist from ASX
InterOil believes that these events would impact the share price rather than the credit risk to which lenders to InterOil would be exposed.
The increased level of debt raised by InterOil during this period was not likely to be of material significance to the IPI investors (and therefore affect the interest rate) as it did not relate to their main interest, the upstream operations.  Instead, increases in relation to short term funding were sought to bridge the cash flow gap between purchasing crude and selling the refined product.
Based on these activities, nothing has come to our attention that would indicate a material fluctuation in this component.

Expected expenditure
Although the company faces the following challenges in predicting the exact timing of cash flows, it does know that it will spend the full proceeds on exploration activities:
1.	The eight well drilling program is “fluid.” This means that the findings in one well may affect the choice of what well will be drilled next. Drilling costs are materially effected by location and therefore the total expected cost of the program may change as different drilling locations are pursued.

2.	The cost of drilling the wells can be affected by circumstances outside InterOil’s control, namely weather.

3.	PNG is a unique drilling environment and drilling issues could result in time delays. Time delays will affect the present value of the cash flows expected to be spent on the eight well drilling program.
However, while the above factors may influence the precise timing of cash flows and the allocation of cash flows between each wells and also between drilling and seismic activities, the total of the cash flows to be spent remains the same (being the total amount of funds received)
At the time of signing the deal, InterOil anticipated completion of the 8 well program by the end of 2006. It was anticipated that while the Company was commissioning the rig, seismic work would be performed in order to provide the best possible information for the selection of locations in the program. The company also plans to use some of the funds to purchase drilling assets. The Company feels that $20M of capital expenditure can be made using the proceeds of the IPI agreement. This leaves approximately $96M after financing costs for seismic and drilling activities. Based on past history (where costs per well are approximately $9M), the company projects that it can complete all 8 wells and carry out a significant seismic program with the remaining funds)
The first quarter 2005 cash flows include the financing and transaction costs related to the IPI agreement (totaling just over $8M). We have added projected seismic costs to the expenditure for Q1.
Expenditures for Q2 and Q3 in 2004 contain seismic costs as well as the costs to drill wells one and two. It was known that InterOil would drill wells on 236 and 237 early in the program (in order to meet commitments to the PNG government). The well in 236 was expected to be slightly less expensive than wells in PPL 238 due to its location.
We have assumed that each well will cost $10M and added seismic costs. It is anticipated that the seismic program will continue on until the end of Q2 in 2006. By this time enough data should be gathered to drill wells 7 and 8 (which are anticipated to be drilled in Q3 and Q4 for 2006).
Update to December 31, 2005
Actual cash flows differed from those projected for a number of reasons:
•	It took significantly longer to obtain and commission the rig than initially anticipated.

•	Obtaining the necessary resources (i.e. personnel) to conduct seismic work was difficult and as a result there were not as many resources allocated to the seismic program as was anticipated at the time of signing).

Calculated debt component
Based on the factors discussed above, the debt component calculated in our discounted cash flow model is $93,705,017.

VALUING THE EQUITY
InterOil valued the equity component of this instrument using the Black Scholes model. This model does not capture every element of the complex equity option attached to the conversion options. Despite extensive discussions with KPMG, our external advisors, and our auditors, PWC, no better model has been proposed that produces a materially different number. As such Balck Scholes is the most reliable method to us.
The Black Scholes model was run using the same assumptions as were applied for stock compensation as at 31 December 2004. (As the deal was struck in February and was negotiated from late 2004 until February these assumptions are appropriate). The calculated value of equity was $26,121,864.
We also ran the Binomial Tree method over 150 steps and found that it calculated a value of $26,134,664. The binomial tree model uses similar assumptions as Black Scholes only it considers that options may be exercised over various points in time.
As noted above, the Black Scholes model (and the binomial tree model) oversimplify the complex nature of the conversion option attached to the IPI investment. In order to ensure that the number is not materially incorrect, InterOil performed a rough value of the option in terms of the company’s asset values and shares. . The calculation was performed as follows:
1.	The midstream operations are assumed to have the value of the property plant and equipment assets. At the time of signing, the midstream operations had just began commercial operations. While management fully expects that the refinery will make positive cash flows, it was too early in the operations of the refinery to assign the refinery a value significantly greater than that of its assets (due to the uncertainty surrounding the results from operations during the start up phase and the fact that management anticipated that optimisation efforts would be required during the first 12 to 18 months of operation). Using the results from December 31, 2004 (the closet figures available to the time of signing), the refinery operations had an asset value of $$236,683,247

2.	The downstream operations, at the time of signing the agreement, were not a significant component of the InterOil operations. As a result, it is considered that its assets would be a conservative indication of its value. This value was $4,507,539 at December 31, 2004.

3.	At December 31, 2004 the company had issued shares of 28,310,884.

4.	The value per share of the investors options would be $8.52 based on this basic back of the envelop calculation. (Value of refinery assets and downstream plant and equipment divided by number of shares).
The above calculation indicates that the Black Scholes calculation is not unrealistic as the value of $8.52 is not significantly different than the Black Scholes calculation of $7.84. Over the 3,333,333 shares the value calculated from the above would be $28.4M versus the $26.1M calculated by Black Scholes.

THE RESULT

	Calculated	Percentage	Allocated
Debt	93,705,017	78%	97,750,413
Equity	26,121,864	22%	27,249,587

	119,826,881		125,000,000
This result differs from that reported in September. In September we reported debt to be $2,390,733 lower and equity to be $2,390,733 higher. This resulted from IOC initialling planning to apply method two under CICA’s acceptable treatments of debt and equity splits (i.e. the debt was backed into after valuing the equity). As we do not think a GAAP difference is necessary, we will be adopting the revised value in the December 2005 accounts.

Response letter dated March 20, 2007
INDIRECT PARTCIPATION INTEREST #3 – CANADIAN and US GAAP ANALYSIS

Prepared by: Jennifer Wenzel (InterOil)

Purpose:
The purpose of this document is to consider:
▪	the initial determination of debt-equity split of the indirect participation agreement between InterOil Corporation and the investors (signed February 25, 2005) under Canadian and US GAAP.

▪	determine the impact of FAS 19 on the transaction
For further analysis of the accounting treatment applied to the agreement, refer to the memo ‘Indirect Participation Interest #3 – US GAAP treatment on bifurcation’.
Proposed Canadian GAAP accounting treatment – Non financial liability with conversion option
InterOil believes that IPI#3 should be accounted for as a non financial liability with a conversion option (equity). Our considerations of whether IPI #3 was solely a non financial liability or solely an equity instrument led us to conclude that the instrument has characteristics of both. It was determined that the IPI#3 should not be accounted fully as a liability or equity due to the following reasons:
(a) Not a full liability
▪	the conversion option is substantive and clearly represents a derivative that requires separate accounting;
(b) Not full equity
▪	Under the requirements of CICA 1000 (also under CON 6) the equity component must represent residual interest, which is clearly not the full value of the instrument in the current case.
Canadian GAAP Considerations:
InterOil believes that the proposed treatment is in accordance with CICA Section 3855.21 which states: “A financial instrument may contain components that are neither financial liabilities nor equity instruments of the issuer. For example, an instrument may give the holder the right to receive a non-financial asset such as a commodity in settlement and an option to exchange that right for shares of the issuer. The issuer recognizes and presents the equity instrument (the exchange option) separately from the liability components of the compound instrument, whether the liabilities are financial or non-financial.”
InterOil believes that this standard relates to its agreement as:
▪	The liability that InterOil has incurred under the agreement is the obligation to drill eight wells. InterOil must deliver eight drilled wells to the investor under the agreement (thus indicating the requirement to deliver a non-financial asset).

▪	The right for the investors to convert their right to receive eight wells to shares exists under the agreement.
Since it appears that under Canadian GAAP the instrument needs to be split, we refer to CICA 3861 on how to split such an instrument. Section 3861.10 notes that the issuer of a financial instrument that contains both a liability and an equity element should classify the instrument’s component parts separately in accordance with paragraph 3861.10. In practice this means either (a) assigning to the less easily measurable component (often an equity instrument) the residual amount after deducting from the instrument as a whole the amount separately determined for the component that is more easily measurable or fair valuing or (b) fair valuing both components and pro-rating their fair values over the proceeds received. InterOil has adopted approach (b).
Proposed US GAAP accounting treatment – Non financial liability with conversion option
InterOil has determined that the liability component represents the obligation to drill the eight wells. The definition of a liability in CON 6 paragraph 36 is satisfied in the following ways:
▪	The obligating event has occurred (agreement)

▪	Settlement is by future transfer or use of assets, provision of services or other yielding of economic benefits – it will cost InterOil money to drill the eight wells (however this may not be the full $125,000,000).

▪	There is no discretion to avoid it. InterOil has committed to drilling 8 wells under the agreement and should it fail to do so it would be subject to binding arbitration. However, it is not clear what the outcome of the binding arbitration would be.
InterOil sees the obligation of this well program similar to an asset retirement obligation that is recorded under FAS 143 at the time of entering into a contract and the liability being incurred. An asset retirement obligation liability to retire an asset is recorded at the time the obligation is incurred rather than when the site is remediated or the asset retired. Similar to the accounting treatment under FAS 143, as the company resolves its obligation (using either internal or external means) over the period of the well program, the liability is decreased.
For further analysis of bifurcation in accordance with US GAAP, refer to memo – ‘Indirect Participation Interest # 3 – US GAAP treatment on bifurcation’.
How would any liability component relating to the obligation be treated under SFAS 19?
InterOil believes that the substance of this transaction is a conveyance. Management has determined that it has conveyed an interest in the eight well program for the following reasons:
▪	The program is essentially structured as a sale of the eight wells, with a back stop (or option to sell the interest back for shares).

▪	The investors bear substantial risk as in the circumstance that the entire program is unsuccessful, they will have paid a substantial premium for any shares (assets other than those relating to the exploration program are estimated to contributed less than $10/share to the share price and the investors will have effectively paid $37.50/share).

▪	The investors are responsible for choosing the location of the last two wells.

▪	The investors are responsible for costs in relation to costs to drill beyond agreed upon depths, testing, subsequent works and development.

▪	The investors have the benefit of distributions from any successful wells.

▪	The agreement specifies that costs of any legal action will be shared in proportion to the investors participation interest.
Although, InterOil believed that in substance the transaction represented a conveyance, it considered the guidance in paragraph 43 of FAS 19 which reads as follows:
Certain transactions, sometimes referred to as conveyances, are in substance borrowings repayable in cash or its equivalent and shall be accounted for as borrowings. The following are examples of such transactions:
a. Enterprises seeking supplies of oil or gas sometimes make cash advances to operators to finance exploration in return for the right to purchase oil or gas discovered. Funds advanced for exploration that are repayable by offset against purchases of oil or gas discovered, or in cash if insufficient oil or gas is produced by a specified date, shall be accounted for as a receivable by the lender and as a payable by the operator.
b. Funds advanced to an operator that are repayable in cash or of the proceeds from a specified share of future production of a producing property, until the amount advanced plus interest at a specified or determinable rate is paid in full, shall be accounted for as a borrowing. The advance is a payable for the recipient of the cash and a receivable for the party making the advance. Such transactions, as well as those described in paragraph 47(a) below, are commonly referred to as a production payments. The two types difference in substance, however, as explained in paragraph 47(a).
Based on this guidance, InterOil determined that this transaction was not a borrowing under paragraph 43 because:
▪	No funds had been advanced to InterOil on the basis of a return right to purchase oil and gas discovered.

▪	The funds are not repayable in cash out of the proceeds of future production. There is no provision for any repayment of cash or any interest charges in the agreement. There are distributions that would be payable should a successful developing well be discovered; however, these are not tied to or capped by the initial investment in any way.
The company then considered paragraph 45.
In the following types of conveyances, gain shall not be recognized at the time of the conveyance:
a. A part of an interest owned is sold and substantial uncertainty exists about recovery of the costs applicable to the retained interest.
b. A part of an interest is sold and the seller has a substantial obligation for future performance, such as an obligation to drill a well or to operate the property without proportional reimbursement for that portion of the drilling or operating costs applicable to the interest sold.”

As InterOil still has a substantial obligation, which is to drill eight wells, it was clear that under paragraph 45(b) there would be no gain recognized at the initiation of the agreement.
In reviewing SFAS 19, paragraph 47, the Company then determined that the guidance in paragraph 47(c) was the best fit in terms of describing the terms of the indirect participation interest. Paragraph 47(c) notes that:
“An assignment of a part of an operating interest in an unproved property in exchange for a “free well” with provision for joint ownership and operation is a pooling of assets in a joint undertaking with the parties. The assignor shall record no cost for the obligatory well; the assignee shall record no cost for the mineral interest acquired. All drilling, development and operating costs incurred by either party shall be accounted for as provided in paragraphs 15- 41 of this Statement. If the conveyance agreement requires the assignee to incur geological or geophysical expenditures instead of, or in addition to a, a drilling obligation, those costs shall likewise be accounted for by the assignee as provided in paragraphs 15-41 of this Statement. If reserves are discovered, each party shall reports its share of reserves and production”
InterOil determined that this was a best fit because the Company gave up a 25% interest in eight undrilled wells (unproved properties) in exchange for funds that are expected to cover the cost of the program (essentially free wells). As such, InterOil determined that as it spent the IPI funds on the drilling program it would reduce the liability. This accomplishes the outcome describe in paragraph 47(c) as it would result in no costs for the well being recognized on InterOil’s books (assuming the wells were completed in the budget). This treatment is also is in line with the underlying definition of a liability in CON 6 because as the obligation to drill the eight wells is being settled, the liability decreases.
In accordance with SFAS 19 being a well by well standard, InterOil determined a well by well budget for the program (which was used in the fair valuing of the liability component). It was determined that in the case of a budget overrun that InterOil would apply successful efforts accounting as outlined in paragraphs 15 to 41 of SFAS 19 and as discussed in paragraph 47c.

Response letter dated May 07, 2007

InterOil Corporation
25025 I-45 North, Suite 420
The Woodlands, TX 77380
Phone: (281) 292-1800
Fax: (281) 292-0888
Mobile: (713) 502-8055
Email: collin.visaggio@interoil.com www.interoil.com

May 07, 2007
Attn: Mr. Karl Hiller
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	InterOil Corporation
Form 40-F for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
Response Letter Dated March 26, 2007
File No. 1-32179
Dear Mr.Hiller:
InterOil Corporation (the “Company”) submits the following responses to your letter dated March 26, 2007, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Form 40-F for the fiscal year ended December 31, 2005 (“Form 40-F”). In this letter, the Company has reproduced your comments in bold, italics typeface, and has made its responses in normal typeface.
In summary the Indirect Participation Agreement (IPI) contract deals with the following key facts:-
–	InterOil Corporation has contracted with a group of investors for the drilling of eight exploration wells within its Petroleum Prospecting Licences (PPL) 236, 237 and 238 in PNG; these licences are held by wholly owned subsidiaries. Two of the eight exploration wells can be nominated by the investors.

–	The investors have been assigned a 25% ownership in the eight exploration wells in exchange for funding 100% of the estimated drilling and exploration (‘Project’) costs. The investors under the contract have assigned InterOil Corporation to act as agent to manage and drill the wells on their behalf, pay the Project costs and bill the investors for their share of costs.

–	An exploration discovery from drilling any of the eight exploration wells will require contributions to cash calls in relation to further well testing and development programs. The contributions by investors must be made in proportion to the IPI interest in order to maintain their participation interest in these wells. Investors will be able to convert their IPI into a participation interest under a JV Operating Agreement and will also be able to register a legal interest in the Production Development Licence (Development Licence). Investors can forfeit their interest in that well if they choose not to participate in its development. In the instance that the investor chooses not to participate, the investor also forfeits any right to convert the IPI into common shares. The investors will still maintain an interest in any remaining or proceeding wells where they do not forfeit their interest.

–	The contract with the investors contains a conversion option which can be exercised. Investors have the option between the earlier of June 15, 2006 and the date InterOil exercises its call option to the later of December 15, 2006 and 90 days after the completion of the eighth well, to convert the IPI interest into shares. A total of 3,333,333 shares would be issued if all 25% of the IPI was converted (133,333 shares per 1% interest in the IPI).

–	All overruns on the contract are to be paid by Interoil Corporation as the drilling contractor. Exceptional costs for the Project are to the account of the Investors. Costs for future phases in the event of a discovery are payable by the investors in IPI interest of 25%.

–	Investors paid $125,000,000 for the contract from which transaction costs are to be deducted.

–	There are no refund clauses in the contract. In the event of default, the holder of the interest could pursue a court settlement under which a likely alternative to a cash payment would be specific performance.
Form 40-F for Fiscal Year Ended December 31, 2005
General
1.	Please submit the response material provided on March 6, 2007, March 14, 2007 and March 20, 2007 on EDGAR at your earliest convenience. If you believe any of this material would be appropriately covered by FOIA Rule 83, and you elect to follow that guidance, you may submit the material with information for which confidential treatment is being sought redacted.

The Company will file the material provided on March 6, 2007, March 14, 2007 and March 20, 2007 on EDGAR taking into account information that it believes is appropriately covered by FOIA Rule 83.
Note 24 – Reconciliation to Accounting Principles Generally Accepted in the United States, page 26
2.	We understand that you believe the nature of your indirect participation arrangement is best described as a conveyance under SFAS 19. Please tell us how you have considered the following:

Nature of the Contractual Interests

FIN 46R: Please explain how you considered the scope and application of FIN 46R to the contractual mineral interests. In particular, please explain why the drilling locations, individually or in aggregate, do not meet the definition of an entity in paragraph 3 of FIN 46R, if that is your view. If you believe the eight-well drilling program meets the definition of an entity in paragraph 3 of FIN 46R, explain whether you believe FIN 46R or ARB 51 would apply, and how the accounting under this literature would compare to your current methodology.

We understand that you presently consolidate the activity attributable to the indirect participating interest properties. We are interested in the conclusions you have reached on whether the interests are variable interests, or otherwise equity interests, as these may provide some insight into the nature of the non-financial liability. In the event that the interests are found to be within the scope of FIN 46R or ARB 51, tell us if you would consider the investor’s interests to be more appropriately classified as a minority interest, than as a non-financial liability.

InterOil considered paragraph 3 of FIN 46R and concluded that the eight well exploration drilling program does not meet the definition of an entity. The drilling program covers eight exploration wells to be drilled over three different petroleum prospecting licences (PPLs), namely PPL 238, 237 and 236. Each individual PPL is held by a separate legal entity incorporated in Papua New Guinea. These entities are ultimately 100% owned by InterOil Corporation.

Investors initially have no ownership or equity interest in the Licence or the Entity. They have a 25% interest in the ownership of each exploration well to be drilled. If one of the eight wells in the program is deemed to be commercially viable, the Company will apply to the Government of Papua New Guinea to obtain a Petroleum Development Licence (‘PDL’). At this time a joint venture will be formed and the IPI investors will have the opportunity to convert their IPI interest into a participation interest in the joint venture directly. At this point the Company would reassess the application of the consolidation accounting as required by FIN 46R.

The indirect participation interest program gives investors rights pertaining to eight exploration wells to be drilled on these licences but not the entirety of the licences or an interest in the entities holding those licences. They earn a joint interest in the development phase once they have been successful in an exploration well that is a discovery, if they continue to fund future obligations. As such, we have interpreted this to mean that the drilling locations, both individually and in aggregate, represent an aggregation of assets or portions of different legal entities and as such do not represent an entity as defined in FIN 46R paragraph 3. Based on the fact that the drilling program is subject to liabilities that give the creditors recourse to other assets of the legal entities involved, we have also concluded that the Papua New Guinea subsidiaries which hold the PPLs are not variable interest entities.

InterOil has consolidated the legal entities involved in the indirect participation agreement on the basis of 100% ownership and control of the Board of Directors. We have accounted for the drilling program in accordance with SFAS 19. The accounting treatment adopted by InterOil results in the true cost of these wells being capitalized on the books, including having no costs capitalized when the wells are “free”. Where the well costs exceed the budgets, testing is performed, or the wells proceed to development, these costs are capitalized or expensed as is appropriate under SFAS 19. As such, we believe that consolidation of the legal entities involved results in a true picture of the Company’s cost of assets.

Nature of the Non-Financial Liability

Nature of the liability: There appear to be four alternatives regarding the eventual disposition of the amount you have recorded as a non-financial liability, including: (1) the holder of the interest will receive cash upon default (2) the holder will maintain an indirect equity interest in the oil wells, (3) the holder will obtain a direct interest in the oil wells or (4) the holder will convert into common shares of the Company. Please explain how you considered these alternatives in determining the nature of the liability is that of a non-financial instrument.

There are four alternatives regarding the eventual disposition of the amount that we have recorded as a non-financial liability as indicated by the staff above; however, in respect to point (1), in the event of default, the holder of the interest would pursue a court settlement under which a likely alternative to a cash payment would be specific performance, such as drilling remaining well(s) which still results in the obligation to outlay cash to complete the well program. As a result, we do not view a cash payment as a likely alternative that requires specific consideration.

InterOil perceives the liability to represent its obligation to use the funds initially received from the investors to drill the eight wells (essentially this is represented by the first three of the four likely outcomes under the agreement). InterOil will satisfy its obligation by providing a non-financial asset, being exploration wells, either directly or indirectly. As such, it follows that the liability is a non-financial one. Recording the non-financial liability this way is the same accounting adopted for the receipt of additional funds from investors as a result of cash calls to meet extended well programs. In these cases the money is received from the investors in advance and recorded as a liability until the funds have been utilised on the extended well program.

The fourth outcome listed above describes an outcome for settling the agreement, rather than the obligation to drill the wells. It is noted that unless every single individual investor converts to shares, the obligation to drill the eight wells will continue to exist and will be required to be settled by provision of a non-financial asset. However, in the case of conversion, the obligation is reduced in proportion to the unused funds initially received from the investors that have converted their interest into shares in InterOil. The option to convert to shares has been identified as a derivative to the contract and accounted for seperately.

Multiple Elements in a revenue transaction: If you believe the interests are not within the scope of FIN 46R or ARB 51, explain how you considered the scope and application of EITF 00-21 to what appears to be a multiple element arrangement, consisting of: (a) the obligation to perform exploration and drilling services; (b) the sale of an interest in profits from any future well output, and (c) the contingent derivative conversion feature discussed below. If the arrangement is a revenue transaction, tell us over what period and using what attribution model that revenue for the units of accounting would be recognized.

As previously explained, we are accounting for the transaction as a conveyance of an unproved interest as described by FAS 19 paragraph 47c in which the investors are assigned 25% ownership in the unproved properties in exchange for funding 100% of the estimated drilling costs. It is customary in the oil and gas industry for the company with the largest ownership percentage in a property to be the operator of the property. As operator, InterOil acts as an agent for the other owners in that it manages the Project, pays Project costs and bills the Project’s non-operator owners for their share of the Project costs. In this transaction, the non-operator owners (the indirect participation interest investors) pre-funded their Project costs (representing 100% of the estimated drilling costs and related transaction costs). As operator, InterOil is responsible for paying various vendors that are providing drilling services. The operator of an oil and gas property does not record fees or revenue for performing this activity because the intent of the arrangement is for the operator to break even. If and when the drilling prospects become producing properties, the Company will only record revenues and expenses related to its 75% ownership, as required by FAS 19. The scope of EITF 00-21 applies to all deliverables within contractually binding arrangements that include multiple revenue generating activities except to the extent that the arrangement is within the scope of other existing higher-level authoritative literature. Given that the Company’s oil and gas activities fall under FAS 19, combined with the fact that none of the activities described in your comment will result in the Company recording revenue, we determined that EITF 00-21 was not applicable.

However, even if it was determined that such activities were within the scope of EITF 00-21 we do not believe the activities should be separated. EITF 00-21 requires separation of an arrangement with multiple deliverables if they form separate units of accounting. Elements (a) and (b) do not meet the criteria for separation in paragraph 9(a) because the obligation to perform the exploration and drilling services cannot be sold separately from the sale of an interest in the profits from any future well output. The obligation to perform the exploration and drilling services would have no value unless it is connected to sale of the well or the well output. Element (c) cannot be separated from Elements (a) and (b) under paragraph 9(a) of EITF 00-21 because an investor is unable to sell the conversion feature separate from the interest in the exploration wells. Only an interest in the entire agreement can be sold to a third party by the investors.

Accretion of the Non-Financial Liability: We understand that you believe the substance of the arrangement is not a borrowing under SFAS 19. However, in your Form 40-F, Note 17, you indicate that you are accreting the non-financial liability annually. Please identify the accounting literature that you believe permits accretion of non-financial obligations to perform services.

As described in the previous section of this response, the Company believes that the non-financial liability represents the obligation to complete the eight well drilling program. As a result of the allocation method of the hybrid instrument required by DIG issue B6 “Allocating the Basis of a Hybrid Instrument to the Host Contract and the Embedded Derivative” the initial value of the Host Contract does not represent the total expected cash costs to fulfil the contract.

InterOil have drawn comparisons between this situation and the accounting approach that is adopted with respect to mandatorily redeemable securities where there can also be a difference between the initial value of the security and the redemption price. In accordance with EITF Topic D – 98 “SEC Staff Announcement Regarding the Classification and Measurement of Redeemable Securities” an acceptable accounting method is to accrete the changes in the value of the security over the period from the date of issuance to the earliest redemption date using an appropriate methodology such as the interest method. The redemption date as it applies to the IPI contract would be the expected timeframe for completion of the drilling program.

InterOil does not believe the non-financial liability has characteristics that make it comparable to a mandatorily redeemable security as there are no contractual terms that would result in the agreement being interpreted this way. However, management believes that it is appropriate to apply accretion expense due to the objective of matching the carrying value of the liability to the expected costs of meeting the obligation.

The Company also believes that accounting in this way will reflect the timing of the drilling program more clearly in the income statement. Applying accretion expense results in a charge in the income statement progressively throughout the drilling program rather than deferring any potential losses from successful efforts accounting until later periods.

Derivative Conversion Feature

Registration Rights Agreement: The basis for your derivative recognition and measurement appears to be founded on the application of EITF 00-19, and the underlying shares registration rights agreements. The registration rights agreement appears to specify penalties for the failure to initially register the shares underlying the conversion option for resale (Section 2(b)), but does not appear to clearly define the damages that would be incurred upon the failure to initially list the shares underlying the conversion option, or the failure to maintain the resale registration statement of the exchange listing. Please address the following:
▪	Tell us how the penalties are determined in these situations.

▪	Explain how these penalties have been considered in determining whether the embedded conversion option meets the requirements in EITF Issue No. 00-19.
Any shares to be issued under the Indirect Participation Interest are common shares in InterOil Corporation. These shares are currently listed on the TSX and AMEX. Our legal counsel has indicated that the penalties in the situations noted by the Staff above would be limited to breach of contract claims.
Given the existence of potential penalties in the registration rights agreement, InterOil contemplated whether a potential SFAS 5 liability existed with respect to this agreement. InterOil believed that the probable cost of the registration rights agreement penalty clauses and breach of contract claims was nil. The reason InterOil believed their were no penalties under Section 2(b) was that InterOil was aware that it would have to register the rights from the fourth quarter of 2004 when funds relating to the agreement began to flow to the Company. This provided the Company ample time to ensure that all information required for the registration would be available. InterOil did file the registration in the required period of time and continues to maintain an effective registration statement.
There are no penalties for breach of contract once the shares are initially registered specified within the registration rights agreement. The Company has no alternative other than delivery of registered shares or face being sued for breach of contract. In accordance with FSP EITF 00-19-2, as the Company has no alternative aside from delivering registered shares, the classification of the derivative remains unchanged.
Please advise us as to which view you adopted under the EITF 05-04 Issues Paper and why that view results in a conclusion that the embedded conversion option requires bifurcation from the host contract. We note from your response letter dated February 15, 2007 that you did not separately account for the registration rights agreement from the conversion option. As such, we surmise that you adopted View A, View B or View B’ of the EITF 05-04 Issues Paper.
If you adopted View A of the EITF Issues Paper, please submit your calculations and conclusions regarding whether the maximum potential liquidated damages penalty payable exceeded a reasonable estimate between the difference in the fair value between registered and unregistered shares. Otherwise, please inform us as to whether you adopted View B or View B’
InterOil has adopted View B’ and as a result we did not separately account for the registration rights agreement with the conversion option; however, this outcome led us to conclude that the registration rights agreement and conversion options should be bifurcated from the instrument. As per View B’ guidance we consulted EITF 00-19 for guidance on the classification of the instrument.
Separate Recognition: If the conversion feature is ultimately found to have met the requirements for derivative recognition, the approach taken in estimating the fair value of the embedded derivative would appear to require revision, based on the following observations from your letter dated October 24, 2006, or other disclosures in your filing, as indicated:

▪	The fair value of the conversion feature and the non-financial liability were adjusted to their respective relative fair values, based upon total proceeds received.

▪	The Black Scholes Model was utilized to determine the fair value of the conversion feature, and you indicate that the use of other valuation methodologies, including a binomial tree model, would yield materially similar results.

▪	In your Form 40-F, Note 17, you disclose that you applied a pro-rata portion of the financing fees and transaction costs to the derivative liability for Canadian GAAP, but applied all of the transaction costs to the host non-financial liability for US GAAP.
We do not believe that use of the relative fair value methodology is appropriate in the circumstances where a derivative liability exists, as this necessarily results in an amount other than the fair value being assigned to an instrument that is required to be reported at fair value. In these circumstances, the entire fair value of the derivative should be recognized regardless of the consideration received.
We agree with the Staff that the relative fair value methodology should not have been applied for the purposes of US GAAP, however it remains appropriate for Canadian GAAP. Canadian GAAP explicitly allows for the use for the relative fair value approach. InterOil has subsequently identified that DIG Issue B6 Allocating the Basis of a Hybrid Instrument to the Host Contract and the Embedded Derivative requires the entire fair value of the derivative to be recognized with the residual basis becoming the carrying value of the host contract; however, we have concluded that this is not a material item with respect to our US GAAP reconciliation note in our 2005 Form 40-F. Had we initially recorded the derivative liability at its fair value, it would have been recorded initially at $26,121,864 rather than $27,249,587, a difference of $1,127,723 (approximately 4% of the derivative liability balance). This would have resulted in an offsetting increase in the non-financial liability. In our 40-F filing the amount relating to the conversion options at December 31, 2005 was correctly stated at the December 31, 2005 fair value.
Our US GAAP net loss for the year ended December 31, 2005 would have increased by $1,127,723 as a result of the adjustment to the year end fair value calculation on the derivative. In addition accretion expense for the same year would be reduced by $563,862 as a result of the initial value of the non-financial liability being closer to the expected cash flows relating to the obligation. The net of these two adjustments represents a 1.6% of our US GAAP net loss. In addition, at December 31, 2005 our long term debt would have increased by $563,862 or approximately 0.5%.
There is a further reduction to the accretion expense recorded in 2006 of $349,594 which is 0.6% of net loss recorded in the December 31, 2006 financial statements. The cumulative effect of both years combined is a net increase to the recorded loss of $214,267.
As for the valuation models, it is not clear how your application of either model considered all significant assumptions In estimating the fair value of the embedded conversion option. For example, the fair value of the conversion option does not appear to be independent, relative to the probability of achieving successful levels of future net profits associated with the drilling prospects. Although we realize you have identified this relation in your October 24, 2006 response letter, we could not determine how you incorporated this factor into your model. Please explain how the Black-Scholes Model initially and subsequently considers this component, if that is your view.

InterOil agrees that the Black Scholes model does not incorporate all of the complexities of this agreement. One of the key issues facing InterOil in calculating a fair value of an equity instrument is that there is no comparable company with similar operations. Our refinery operates in a niche market in Papua New Guinea and is comparatively small to other refineries in the Asia Pacific market. In addition, InterOil holds approximately 8 million acres of exploration properties in Papua New Guinea and is a significant player in the distribution market. As a result of these factors, we have not been able to identify a similar entity for comparative purposes.
We engaged in extensive discussions with KPMG, our external advisors, and our auditors, PricewaterhouseCoopers, in order to identify whether a more comprehensive valuation model could be identified. Despite these discussions and considerable expense incurred, no better model was identified. It was concerns over the complexity of the conversion option which led us to consider the alternative valuation approaches that were discussed in our letter dated October 24, 2006 before ultimately deciding that Black Scholes provided us with a reasonable estimate, particularly given the consistent results of the three different models that we were able to compare.
Finally, we believe that the transaction costs should be initially allocated among the host contract and the embedded derivative for US GAAP, except that any allocation of fees and expenses to derivative elements would then need to be expensed in order to report the derivative liability at fair value.
The indirect participation interest contract clearly states that the financing costs will be paid for by the investors. In accordance with the DIG issue B6 Allocating the Basis of a Hybrid Instrument to the Host Contract and the Embedded Derivative, after determining the fair value of the derivative, the difference between the basis of the hybrid instrument (net of the transaction costs) and the fair value is applied to the carrying value of the host contract. Therefore there is no component of the transaction costs applied to the derivative under US GAAP.
If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned at (61) 7 4046-4605 and we will supply further detail as quickly as possible.
Kind regards,
Collin Visaggio
Chief Financial Officer

Response letter dated July 30, 2007

InterOil Corporation
Level 1, 60-92 Cook Street
P.O.Box 6567
Cairns, Qld 4870
Australia
Phone: +61 7 4046 4605
Fax: +61 7 4031 4565
Email: collin.visaggio@interoil.com

July 30, 2007
Attn: Mr. Karl Hiller/ Mark Maher
Division of Corporation Finance/Office of Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	InterOil Corporation
Form 40-F for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
Response Letter Dated May 07, 2007
Conference call Dated June 28, 2007
File No. 1-32179
Dear Mr.Hiller:
InterOil Corporation (the “Company”) submits the following responses in relation to the teleconference call that we had dated June 28, 2007, in regards to comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Form 40-F for the fiscal year ended December 31, 2005 (“Form 40-F”).
The key items raised by the Staff during the call were the following:
1. Does the transaction qualify for conveyance accounting under FAS 19?
2. Has the conversion feature been appropriately valued and bifurcated?
In summary the Indirect Participation Agreement (IPI) contract deals with the following key facts:-
–	InterOil Corporation has contracted with a group of investors for the drilling of eight exploration wells within its Petroleum Prospecting Licences (PPL) 236, 237 and 238 in PNG; these licences are held by wholly owned subsidiaries. Two of the eight exploration wells can be nominated by the investors.

–	The investors have been assigned a 25% ownership in the eight exploration wells in exchange for funding 100% of the estimated project costs. The investors under the contract have assigned InterOil Corporation to act as agent to manage and drill the wells on their behalf, pay the project costs and bill the investors for their share of costs.

–	An exploration discovery from drilling any of the eight exploration wells will require contributions to cash calls in relation to further well testing and development programs. The contributions by investors must be made in proportion to the IPI interest in order to maintain their participation interest in these wells. Investors will be able to convert their IPI into a participation interest under a JV Operating Agreement (‘JVOA conversion’) and will also be able to register a legal interest in the Production Development Licence (development Licence). However, an IPI investor can receive distributions from successful wells without converting its IPI into a JVOA (refer section 5.4 of the IPI agreement). Investors can forfeit their interest in that well if they choose not to participate in its development. In the instance that the investor chooses not to participate, the investor also forfeits any right to convert the IPI into common shares. The investors will still maintain an interest in any remaining or proceeding wells where they do not forfeit their interest.

–	The contract with the investors contains a conversion option which can be exercised. Investors have the option between the earlier of June 15, 2006 and the date InterOil exercises its call option to the later of December 15, 2006 and 90 days after the completion of the eighth well to convert the IPI interest into shares. A total of 3,333,333 shares would be issued if all 25% of the IPI was converted (133,333 shares per 1% interest in the IPI).

–	All overruns on the contract are to be paid by InterOil Corporation as the drilling contractor. Extraordinary Costs outside the contracted project are payable 100% by investors. Costs for future phases in the event of a discovery are payable by the investors in IPI interest of 25%.

–	Investors paid $125,000,000 for the contract from which transaction costs are to be deducted.

–	There are no refund clauses in the contract. In the event of default, the holder of the interest could pursue a court settlement under which a likely alternative to a cash payment would be specific performance.
Status update on the drilling program:
–	InterOil has completed three out of the eight wells that the Company is liable to drill under the IPI contract. The three wells drilled so far are Black Bass (plugged and abandoned Q3 2005), Triceratops (plugged and abandoned Q4 2005) and Elk-1 (gas discovery in Q2 2006).

–	The Company is currently conducting extended well programs on Elk prospect to evaluate the discovery. The program includes acquiring additional two-dimensional seismic data and drilling test wells over the prospect.

–	To the extent that the expenditure incurred on the extended well program by InterOil relates to IPI investors interest in the well program (25% of the costs), the Company will make a cash call on IPI investors for the amount.

–	The Company is currently in the process of drilling test well Elk-2 (part of the extended well program – not part of IPI exploration program), and is expected to complete this well in the near future.

Issue # 1
1. Does the transaction qualify for conveyance accounting under FAS 19?
InterOil’s interpretation of the accounting proposed by the SEC staff:
-	Bifurcation of the amount received as per the IPI agreement between the non-financial liability and conversion option liability based on DIG Issue B6 Allocating the Basis of a Hybrid Instrument to the Host Contract and the Embedded Derivative requiring the entire fair value of the derivative to be recognized.

-	InterOil used the relative fair value approach for both US and Canadian GAAP rather than basing the fair values based on DIG Issue B6 where the fair value of the option is determined with the residual applied to the non-financial liability; however, we had concluded that this is not a material item with respect to our US GAAP reconciliation note in our 2005 Form 40-F. Had we initially recorded the derivative liability at its fair value, it would have been recorded initially at $26,121,864 rather than $27,249,587, a difference of $1,127,723 (approximately 4% of the derivative liability balance). This would have resulted in an offsetting increase in the non-financial liability. In our 40-F filing the amount relating to the conversion options at December 31, 2005 was correctly stated at the December 31, 2005 fair value.

-	SEC staff proposes that the ‘conveyance’ (an assignment or transfer of mineral rights to another person) does not occur until all the risks and rewards have been passed on to the investors – i.e. the forfeiture of the share conversion options.

-	SEC staff proposes that the non-financial liability be maintained at full value until the conveyance occurs as per FAS 19. InterOil will only transfer to the profit and loss the balance amount from the non-financial liability after retaining the budgeted costs for the completion of the eight well drilling program.

-	Recognise the profit from lapse of the share conversion option when the IPI investors convert their interest into the joint venture or exercise the option for the Company’s shares.

-	In the event that the share conversion options are forfeited, transfer the proportionate cost of Elk capitalized property to the profit and loss to offset the non-financial liability portion transferred to the profit and loss.
If the transaction does not qualify as conveyance on account of the fact that all risks and rewards of the 25% ELK interest have not passed onto the IPI investors, then the impact on the IPI liability balance, Conversion option liability, Capitalized oil & gas properties and on the profit and loss account has been summarised in Appendix 1:
These workings have been prepared under the assumption that the IPI investors will convert their IPI interest into their interest in the unincorporated joint venture once a Petroleum Development Licence is established to develop Elk prospect in 2007.

A detailed analysis of the entries is given below:
IPI#3 liability impact (refer Appendix 1 for note references):
-	Note 1: In reviewing SFAS 19, paragraph 47, the Company determined that the guidance in paragraph 47(c) was the best fit in terms of describing the terms of the indirect participation interest. InterOil determined that this was a best fit because the Company gave up a 25% interest in eight undrilled wells (unproved properties) in exchange for funds that are expected to cover the cost of the program (essentially free wells). As such, InterOil determined that as it spent the IPI funds on the drilling program it would reduce the liability. This accomplishes the outcome describe in paragraph 47(c) as it would result in no costs for the well being recognized on InterOil’s books (assuming the wells were completed in the budget). This treatment is also in line with the underlying definition of a liability in CON 6 because as the obligation to drill the eight wells is being settled, the liability decreases.

Based on accounting treatment suggested by SEC staff, InterOil would need to reverse any amounts offset against the IPI liability and maintain the liability at the full bifurcated value of the non-financial liability till the conveyance occurs.

Due to the reversal of IPI offsets, the liability balance as at December 31, 2005 and 2006 will increase by $30.0 million and $49.4 million respectively.

Out of the amounts reversed, the offsets relating to G&G costs and wells abandoned will have a net profit and loss impact and the offsets relating to successful wells will be capitalized by the Company. Gross values have been presented in the profit and loss statement for the impact of these adjustments rather than the net values for ease of understanding. Refer to Note 7 for the profit and loss impact of the write off of capitalized costs on abandoned wells (Black Bass and Triceratops) and G&G costs. The capitalization of drilling costs relating to Elk prospect has been separately identified under Note 9 below.

-	Note 2: The Company believes that the non-financial liability represents the obligation to complete the eight well drilling program. As a result of the allocation method of the hybrid instrument required by DIG issue B6 “Allocating the Basis of a Hybrid Instrument to the Host Contract and the Embedded Derivative” the initial value of the Host Contract does not represent the total expected cash costs to fulfil the contract. InterOil have drawn comparisons between this situation and the accounting approach that is adopted with respect to mandatory redeemable securities where there can also be a difference between the initial value of the security and the redemption price. In accordance with EITF Topic D – 98 “SEC Staff Announcement Regarding the Classification and Measurement of Redeemable Securities” an acceptable accounting method is to accrete the changes in the value of the security over the period from the date of issuance to the earliest redemption date using an appropriate methodology such as the interest method. The redemption date as it applies to the IPI contract would be the expected timeframe for completion of the drilling program.

InterOil does not believe the non-financial liability has characteristics that make it comparable to a mandatory redeemable security as there are no contractual terms that would result in the agreement being interpreted this way. However, management believes that it is appropriate to apply accretion expense due to the objective of matching the carrying value of the liability to the expected costs of meeting the obligation.

The Company also believes that accounting in this way will reflect the timing of the drilling program more clearly in the income statement and results in accounting for the program on a well by well basis as required by FAS 19. Applying accretion expense results in a charge in the income statement progressively throughout the drilling program rather than recognizing such costs as exploration expense or depletion.

Based on accounting treatment suggested by SEC staff, InterOil would be required to reverse any accretion expense that has been booked to increase the fair value of the non-financial liability to reflect the carrying value of the liability.

Due to the reversal of the accretion expense, liability balance as at December 31, 2005 and 2006 will decrease by $5.6 million and $9.2 million respectively.

Note 3: As per the IPI agreement, InterOil has the right to cash call from IPI investors for their portion of the testing and extended well programs on any of the eight well exploration wells. The Company currently maintains the cash calls as a separate liability until it is offset by the amounts spent on the extended well programs based on investors interest in the extended well program.

Based on the accounting treatment suggested by the SEC staff, the conveyance occurs on forfeiture of the share conversion options. This being the case, the cash calls will increase the IPI liability balance. This change does not have an initial impact on the profit and loss account as the liability is being moved from ‘accruals and accounts payable’ classification in the balance sheet to IPI liability.

As noted in note 7, there will be a profit and loss impact if these cash calls are for G&G costs or if these wells are abandoned and the capitalized exploration amounts written off.

InterOil would be required to increase the IPI liability by $0.3 million in Q3 2005 for testing Black Bass and $0.7 million in Q4 2005 on testing Triceratops. These amounts will be added to the IPI liability and included in the proceeds on sale of oil and gas properties when the conveyance is triggered.

InterOil will also increase the liability by $12.3 million in 2007 on account of cash calls made on Elk extended well program. These cash calls are partly funding the extended seismic work on the prospect ($3.6 million incurred till date in 2007) and other well test programs ($8.7 million incurred till date). These costs will be expensed or capitalized accordingly (refer note 7).

-	Note 4: Based on the comments in the letter dated May 7, 2007, the Company agreed that the relative fair value methodology should not have been applied for the purposes of US GAAP.

Had we initially recorded the derivative liability at its fair value, it would have been recorded initially at $26,121,864 rather than $27,249,587, a difference of $1,127,723. This would have resulted in an offsetting increase in the non-financial liability. These adjustments have now been passed in this worksheet.

The impact of this adjustment on the conversion option liability in Q1 2005 will however be reversed to profit and loss account in Q4 2005 as conversion liability is carried at fair value. The impact of this adjustment on the profit and loss statement for year ending 2005 will be less than 2% of the loss for the year.

Note – the revaluation of the conversion option liability is done for US GAAP purposes only and therefore only done annually (except for 2007 – refer Note 6 for further details).

-	Note 5: As per the comments raised by SEC staff, conveyance of the wells is triggered by the forfeiture of the share conversion options available to the IPI investors.

On the assumption that the current well will be a success and the IPI investors decide to convert their interest into an unincorporated joint venture resulting in the forfeiture of the share conversion options, the conveyance of the well program is triggered. InterOil would be required to only transfer to the profit and loss the balance amount from the non-financial liability after retaining the budgeted costs for the completion of the eight well drilling program.

The Company estimates a further $51.1 million will be incurred to complete the remaining five wells of the eight well drilling program. This amount will be maintained as a liability when the conveyance occurs and the residual amount of the liability of $52.6 million will be transferred to the profit and loss account.

If the IPI investors decide to convert their interest into common shares of InterOil Corporation, the entire non-financial liability amount would be transferred to profit and loss account.
   Conversion Option liability impact (refer Appendix 1 for note references):
Note 6: In December 2006, the FASB issued a FASB Staff Position FSP EITF 00-19-2 which addresses an issuer’s accounting for registration payment arrangements. This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. The guidance in this FSP amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to include scope exceptions for registration payment arrangements.

InterOil adopted the FSP effective for the fiscal year beginning January 1, 2007. InterOil will fair value its options as at February 25, 2007 (when the Registration Rights agreement lapses) and a gain of $15,146,353 (adjustment captured in the opening balance of conversion liability as of June 2007) has been realized which will reduce the conversion option liability balance to $27,578,967. The classification of this balance will also change from liability to equity as at that date.
   Oil and Gas properties impact (refer Appendix 1 for note references):
-	Note 7: These adjustments relate to the capitalization of balances previously offset against IPI liability and cash calls, write off of G&G costs previously offset against IPI liability, subsequent write off of capitalized costs on abandonment of wells.

The amounts spent on Black Bass and Triceratops wells were previously offset against IPI liability and IPI cash calls. These have been subsequently written off when these wells were plugged and abandoned. These adjustments are only for the amounts where there are timing differences between the amounts spent and the abandonment of the wells.

G&G costs were incurred as part of the IPI agreement and extended well programs during the periods amounting to $11.1 million in 2005, $4.5 million in 2006 and $3.6 million in 2007. These were initially offset against the IPI liability and cash calls, however, these have now been written off to the profit and loss.

As explained in Note 3 above, an amount of $8.7 million was incurred on testing and non G&G costs relating to Elk extended well program which was cash called in 2007. This amount has been capitalized in 2007 as the Elk structure is being evaluated.

The gross profit and loss impact is recorded here for presentation only — actual profit and loss impact will be net of Note 1.

-	Note 8: This amount relates to the capitalization of balances spent on ELK exploratory well, previously offset against IPI liability. ELK exploration balances are capitalized as extended well test programs are being undertaken to evaluate the discovery.

The gross profit and loss impact is recorded here for presentation only — actual profit and loss impact will be net of Note 1.

-	Note 9: Based on FAS 19 para 47 (j), The sale of a part of a proved property, or of an entire proved property constituting a part of an amortization base, shall be accounted for as the sale of an asset, and a gain or loss shall be recognized. The unamortized cost of the property or group of properties a part of which was sold shall be apportioned to the interest sold and the interest retained on the basis of the fair values of those interests.

As the IPI investors are expected to convert their interest into the joint venture when the prospect is converted into a PDL – it is expected that the prospect will be a proved area at the time the joint venture is created due to the application requirements that have to be met and the development plan that has to be put forward to the Papua New Guinea authorities. The proportionate capitalized cost of the prospect will be offset against the sales proceeds prior to recognition of any gain/loss on sale of properties.

Based on the SEC model, the Company would be required to transfer the capitalized oil and gas property relating to ELK prospect of $11.9 million (25% of $47.6 million) to the profit and loss being the amount to offset the sale proceeds.

A balance of $35.7 million would still be required to be capitalized on Elk in the Company’s books and amortized against production from the prospect. The remaining balance is made up of drilling equipments and stores inventory relating to the drilling program.
   Profit and loss account impact (refer Appendix 1 for note references):
-	Refer to the notes above for detailed analysis of the profit and loss impacts.

-	Based on the SEC model, InterOil would be required to recognize $40.6 million gain in the period in which the conveyance (which includes dry holes) is triggered (refer note 5 and 9).

Issue # 2
Has the conversion feature appropriately valued?
As noted in our response letter dated October 24, 2006, the Company has consistently applied the Black-Scholes Model as the sole valuation method for determining the fair value of the conversion feature. Before deciding on the use Black-Scholes model for the valuation, the Company evaluated the Black-Scholes Model, the Binomial Tree Model, and a valuation of its balance sheet value.
After reviewing these three valuation models and determining that each produced a similar valuation, the Company elected to adopt the Black-Scholes Model as its standard and used this model to establish the initial value of the conversion feature associated with the indirect participation interest agreement entered into in February 2005. The following summarizes the Companies review of the fair value of the conversion feature associated with the indirect participation interest calculated by each of the three methods used in connection with the initial valuation of the conversion feature.
Black-Scholes Model — Initial Valuation

Grant Date:	February 4, 2005
Expiration Date:	December 31, 2006
Exercise Price:	$37.50
Grant Date Market Price	$34.03
Dividend Yield:	0%
Volatility:	45%
Risk Free Rate:	3.2%
Option Value:	$7.84
Conversion Feature Value:	$26,121,864

Binomial Tree Model — Initial Valuation

Grant Date:	February 4, 2005
Exercise Price:	$37.50
Grant Date Market Price:	$34.03
Dividend Yield:	0%
Volatility:	45%
Risk Free Rate:	3.2%
No. of Steps:	150
Days to option expiration:	694
Exercise Type:	American
Option Value:	$7.84
Conversion Feature Value:	$26,134,664
Balance Sheet Calculation — Initial Valuation
The Company performed an analysis of its per share asset value at the time the indirect participation interests were sold to obtain a third reference point to compare to the Black-Scholes and Tree based valuation approaches shown above. In performing this valuation, the Company assumed that indirect participation interest holders would only exercise their conversion rights if the Company’s drilling program was unsuccessful. In that event, the only Company assets with any value would be those associated with its refining and marketing business segment and its wholesale and retail distribution business segment. The value of these residual assets was determined as follows:

•	The Company’s refinery began commercial operations at approximately the same time as the indirect participation interests were sold. As a result, the Company did not have a history of operations with which to determine the value of the Company’s refining and marketing business segment. Therefore, the Company assumed that the value of the refining and marketing business segment was equal to the book value of its property plant and equipment. The book value of the Company’s refining and marketing business segment as of December 31, 2004 was $236,683,247.

•	At the time the indirect participation interests were sold, the Company’s wholesale and retail distribution segment did not constitute a significant portion of the Company’s operations. As a result, the Company determined that the most conservative valuation of this business segment would be to also use the book value of its assets. The book value of the Company’s retail and wholesale distribution business segment as of December 31, 2004 was $4,507,539.

•	On December 31, 2004, the Company had 28,310,884 common shares issued and outstanding, resulting in a per share value of the Company’s assets equal to $8.52. Based on these calculations, the conversion feature would be worth $28,397,884 to the indirect participation interest holders.
Based on the discussions on June 29, 2007, the SEC staff wanted further clarification on the strike price used in the valuation of the conversion options:
The strike price for the IPI conversion options is the decision point at which the investor decides to convert the options into common shares of the Company. The different factors considered by the Company in determining the strike price for the Black-Scholes model are noted below:
-	IPI investors entering into an unincorporated joint venture will have 25% direct interest in the well program vs. indirect interest of 11%-12% (3.3 million shares out of 33.2 million shares outstanding if these options were to be converted) in the share capital of the Company if they decide to convert to common shares of the Company. As the value of the company is mainly in the exploration and production stream, rather than the refining and downstream, it is highly unlikely that the investors will convert their shares into common shares until the end of the drilling program and all the wells have been unsuccessful. A review of the Company’s share price since the start of the drilling program will reveal that the company’s share price is mainly influenced by drilling results more than the financial results of the other segments, namely, refinery and downstream activities. This can be illustrated by the share price in Feb 05 of $43 reducing to approximately $19 by December 2005 and $15 by March 2006 on the news of abandonment of the first two wells respectively in the eight well program. The share price recovered further in 2006 on the Elk-1 discovery during 2006 and reached $43 again in June 2007 in anticipation of the results of Elk-2 testing well. A press release from the Company stating the occurrence of ‘limited’ gas flows based on preliminary testing brought the share price down to $18 by the end of June 07.

-	The options will always be ‘out of the money’ if there is probability that any of the eight exploration wells is a discovery and the returns from the estimated reserves are going to be more than the amounts invested by the IPI investors as per the agreement. Vice versa, if the eight well program is a failure, the options will be exercised as the investors will convert into the Company’s shares to gain access to the value of the Company’s residual assets in the refining and distribution business.
When the investors exercise the conversion option, they do so only at the contracted price of $37.50 per share as stated in Section 6.1 of the IPI. However, investors give up direct rights to any future oil revenues from the drilling program. Thus, the strike price of the option is the sum of (a) $37.50 and (b) the expected per share future oil revenue being given up to convert. Investors would not convert if the value of component (b) is higher than the expected revenue to be received from converting. Based on these factors, the strike price can only be calculated if the share price from the discovery can be reasonably estimated in addition to the the following factors:
-	probability of drilling success of each remaining well in the eight well program: This cannot be reasonably estimated for the program in Papua New Guinea as there are no previous drilling programs which are as comprehensive as the ones undertaken by the Company. However, it can be reasonably assumed that investors will not exercise the conversion option till the probability of the drilling program’s success is ascertained to be low enough so that the expected cash flows from drilling are lower than those from residual assets in the company.

-	reserves of any of the successful wells: This would be based on the success of the drilling program which as explained above, cannot be reasonably estimated.

-	the expected commercial revenues from these discoveries: Papua New Guinea being a country with varying topography and undeveloped transportation infrastructure, the location of and the estimated reserves in successful wells is highly relevant for reasonably estimating the commerciality of the reserves. The level of reserves required to make a well viable increases with the difficulty in transporting the extracted oil to a port or refining facility. The further inland the fields are, the higher the reserves required to be commercially exploitable.
As these above variables cannot be reasonably estimated at the time of entering into the IPI agreement, InterOil has used $37.50 as the proxy strike price for the options as this is the price that market has paid in an arms length transaction. The output from Black Scholes using this strike price is also supported by the other valuation techniques evaluated by InterOil before applying the Black-Scholes model.
Preference share model:
Preference share model was suggested by SEC staff during the conference call as a possible model to value the valuation of the options. This valuation technique is based on the Black-Scholes model with modifications for the preference dividends. However, as illustrated above, this is irrelevant for this computation as there are no dividend payments and assumed dividend calculations is dependent on estimating the success of the wells, estimation of reserves, which at this point in time cannot be reasonably estimated.
Other considerations:
1.	Disclosure of reserves:

As per the SEC comments, the conveyance does not occur until the forfeiture of the share conversion options takes place. This could result in a situation where the Company has proved reserves; however, conveyance does not occur until the investors elected to be part of the Joint Venture Operating Agreement (‘JVOA’). In this circumstance, if the investors do not join the JVOA InterOil will account for 100% of the reserves in its books even though 25% of production is going to the IPI investors. In addition, it is likely that the investors would book 25% of the reserves in their books to account for their share in the Field.

2.	Other instances where share conversion options is forfeited, i.e, conveyance is triggered :
-	Share conversion options are forfeited under Section 4.2(b)(ii) of the agreement if within 48 hours of receipt of notice from InterOil of the intent to proceed with Completion of a well the investor provides a written notice to InterOil that they will not pay its IPI percentage of the costs of the completion and forfeit (A) Investor’s right to that well and the development of any Field discovered from such well and (B) Investor’s rights to convert its IPI Percentage into common shares of the Company.

-	Share conversion options are forfeited under Section 5.2(a)(ii) of the agreement if within 60 days after the receipt of AFE by subsequent work program raised by InterOil on any well the investor provides a written notice to InterOil that they intend not to pay its IPI Percentage of such costs and to relinquish its IPI Percentage of the revenues attributable to the wells affected by the specific subsequent work program until InterOil has recovered Non-consent Risk penalties as specified in the agreement.

“Non-consent Risk Penalty” means for any subsequent work program an amount to be deducted by InterOil from quarterly distributions otherwise payable to investor equal to (a) 800% if the total amount InterOil paid on behalf of investors IPI percentage of the costs of any subsequent work program in which investor did not elect to participate; and (b) interest on the unrecovered balance of such amount accruing daily at the Agreed Interest Rate (LIBOR + 5%).

-	Investor has the right to convert at any time, or from time to time during the Conversion Right Period, all or any portion of such Investor’s IPI Percentage interest into fully paid and non-assessable common shares in the Company. If this occurs, the investors will have only the rights to remaining unconverted IPI percentage in the eight well program.

-	InterOil may cause the reduction in the IPI Percentage in accordance with provisions of Section 9.1 subject to (i) the consideration received by such Subject Field Investor is equal to or greater than $50 million per each one percentage point reduction in the IPI Percentage, or (ii) the consideration received by such Subject Field Investor is equal to or greater than $25 million per each one percentage point reduction in the IPI Percentage in the Subject Field.
InterOil final comments:
InterOil maintains that its current accounting treatment as presented in the 2006 filings best reflects the treatment of the IPI agreement.
The SEC staff is requested to review the accounting treatment as outlined in Appendix 1 is consistent with the SEC views on how the IPI agreement should be accounted. Additionally the SEC is requested to consider whether the fluctuations in the profit and loss statement booking losses followed by a large profit upon conveyance plus booking a growing IPI liability is representative of the nature of this transaction.
Should the accounting treatment as summarised in Appendix 1 be consistent with the SEC views then InterOil will file as soon as practical an amendment to its recently filed 2006 financials.
If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned at (61) 7 4046-4605 and we will supply further detail as quickly as possible.
Kind regards,
Collin Visaggio
Chief Financial Officer

APPENDIX – 1
InterOil Corporation
IPI#3 US GAAP workings — Balance Sheet impact

IPI # 3 liability - Balance sheet impact	Note	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	June 2007	On conveyance
Amount carried forward in the Balance Sheet		90,261,604	85,567,685	77,798,192	65,258,869	55,993,003	52,160,238	49,327,561	49,288,602	49,554,321	103,618,905
Increase in liability due to reversal of IPI#3 offsets	1	862,019	6,174,740	9,159,844	13,803,690	11,154,066	4,636,094	3,347,992	346,494	(45,958)	—
Decrease in liability due to reversal of accretion expense	2	(1,511,952)	(1,480,821)	(1,390,351)	(1,264,368)	(1,888,191)	(803,329)	(515,315)	(307,543)	(614,075)	—
Increase in liability on account of IPI#3 cash calls	3	—	—	307,389	678,326	—	—	—	—	12,288,109	—
Increase in liability due to difference between FV of conversion options and prorata amount applied under CGAAP (SEC query in relation to Statement 133 implementation Issue No B6)	4	1,127,723	—	—	—	—	—	—	—	—	—
Transfer of costs to profit and loss triggered by conveyance as per FAS 19	5	—	—	—	—	—	—	—	—	—	(52,562,621)

Revised IPI#3 balance (Cumulative impact)		90,739,394	90,739,394	91,046,783	91,725,109	91,725,118	91,725,118	91,725,118	91,725,110	103,618,905	51,056,284

Conversion option liability - Balance sheet impact	Note	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	June 2007	On conveyance
Amount carried forward in the Balance Sheet		27,249,587	27,249,587	27,249,587	22,970,303	22,970,303	22,970,303	22,970,303	42,725,320	27,578,967	—
Decrease in conversion liability due to difference between FV of conversion options and prorata amount applied under CGAAP (SEC query in relation to Statement 133 implementation Issue No B6)	4	(1,127,723)	—	—	1,127,723	—	—	—	—	—	—
Transfer of liability to equity in Feb 07	6	—	—	—	—	—	—	—	—	(27,578,967)	—

Revised Carried forward exploration (Cumulative impact)		26,121,864	26,121,864	26,121,864	22,970,303	22,970,303	22,970,303	22,970,303	42,725,320	(0)	—

Capitalised Exploration - Balance Sheet impact	Note	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	June 2007	On conveyance
Amount carried forward in the Balance Sheet		9,188,016	11,454,019	13,491,944	16,399,492	16,709,923	18,874,550	28,044,170	37,449,734	44,774,326	70,434,337
Add: Black Bass carried forward (abandoned in Q3 05)	7	—	5,870,986	(5,870,986)	—	—	—	—	—	—	—
Add: Tricerotops carried forward (abandoned in Q4 05)	7	—	—	4,895,487	(4,895,487)	—	—	—	—	—	—
Add: Cash spent on Black Bass and Tricerotops cash calls	7	—	—	307,389	678,326	—	—	—	—	—	—
Less: Amount written on cash calls when abandoned	7	—	—	(307,389)	(678,326)	—	—	—	—	—	—
Add: ELK drilling costs adjusted against cash calls	7	—	—	—	—	—	—	—	—	8,699,476	—
Add: ELK exploration costs carried forward	8	—	—	115,000	3,115,122	6,356,513	4,080,019	2,957,046	336,834	—	—
Costs of ELK drilling program offset against IPI liability	9	—	—	—	—	—	—	—	—	—	(11,920,801)

Revised Carried forward exploration (Cumulative impact)		9,188,016	17,325,005	18,502,431	19,629,614	26,296,558	32,541,204	44,667,871	54,410,269	70,434,337	58,513,536

InterOil Corporation
IPI#3 US GAAP workings — Profit and Loss impact

Profit and Loss impact	Note	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	YTD 2007	On conveyance	YE 2005	YE 2006
Increase in expl. expense due to reversal of IPI#3 offsets	1	(862,019)	(6,174,740)	(9,159,844)	(13,803,690)	(11,154,066)	(4,636,094)	(3,347,992)	(346,494)	45,958	—	(30,000,293)	(19,484,645)
Reduction in expense due to reversal of accretion expense	2	1,511,952	1,480,821	1,390,351	1,264,368	1,888,191	803,329	515,315	307,543	614,075	—	5,647,492	3,514,378
Amount transferred to P/L as conversion options are carried at fair value at year end	4	—	—	—	(1,127,723)	—	—	—	—	—	—	(1,127,723)	—
IPI liability transferred on conveyance	5	—	—	—	—	—	—	—	—	—	52,562,621	—	—
Black Bass costs capitalised in Q2 05 and w/off in Q3 05	7	—	5,870,986	(5,870,986)	—	—	—	—	—	—	—	—	—
Tricerotops capitalised in Q3 05 and w/off in Q4 05	7	—	—	4,895,487	(4,895,487)	—	—	—	—	—	—	0	—
Increase in costs due to reversal of Black Bass cash calls	7	—	—	(307,389)	—	—	—	—	—	—	—	(307,389)	—
Increase in costs due to reversal of Tricerotops cash calls	7	—	—	—	(678,326)	—	—	—	—	—	—	(678,326)	—

Increase in exp due to write off of seismic costs adjusted against cash calls	7	—	—	(6,054,557)	(4,954,436)	(3,556,537)	(501,345)	(453,235)	(8,077)	(3,588,633)	—	(11,008,993)	(4,519,194)
Decrease in expense due to capitalisation of ELK	8	—	—	115,000	3,115,122	6,356,513	4,080,019	2,957,046	336,834	—	—	3,230,122	13,730,413
Costs of ELK drilling program offset against IPI liability	9	—	—	—	—	—	—	—	—	—	(11,920,801)	—	—

Profit/(loss) for the period		649,933	1,177,067	(14,991,938)	(21,080,173)	(6,465,900)	(254,091)	(328,865)	289,806	(2,928,600)	40,641,820	(34,245,111)	(6,759,049)

Profit/(loss) for the year												(34,245,111)	(6,759,049)

Response letter dated October 03, 2007

InterOil Corporation Level 1, 60-92 Cook Street P.O.Box 6567 Cairns, Qld 4870 Australia Phone: +61 7 4046 4605 Fax: +61 7 4031 4565 Email: collin.visaggio@interoil.com
October 03, 2007
Attn: Mr. Karl Hiller/ Mark Maher
Division of Corporation Finance/Office of Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	InterOil Corporation
Form 40-F for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
Conference call Dated September 13, 2007
File No. 1-32179
Dear Mr.Hiller:
InterOil Corporation (the “Company”) submits the following responses in relation to the teleconference call that we had dated September 13, 2007, in regards to comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Form 40-F for the fiscal year ended December 31, 2005 (“Form 40-F”).
Based on discussions with the Staff during the teleconference call, InterOil has revised the accounting treatment adopted for the Indirect Participation Interest (IPI) Agreement entered into by the Company in February 2005. Management is in the process of restating the consolidated financial statements for the year ended December 31, 2006 and 2005 to reflect the revised accounting treatment for non-financial liability relating to indirect participation interest as agreed with the Staff.
The purpose of this letter is to summarise the revised accounting treatment proposed for the review and confirmation by the Staff. Additionally InterOil has attached Appendix 2 a worksheet of financial changes and Appendix 3 the Current draft of revised Consolidated Financial Statements for the periods being restated.
We would like to highlight to the SEC staff that the exemption available under FAS 133 para 10(f) for bifurcation of the derivative under U.S. GAAP is not applicable for Canadian GAAP, resulting in bifurcation of the IPI liability balance for Canadian reporting purposes.
Under Canadian GAAP, the conversion option feature in the IPI Agreement was valued and bifurcated using relative fair value approach based on CICA 3861 – ‘Financial Instruments Disclosure and Presentation’. CICA 3861 Para .22 gives the option to value the components using the relative fair value approach (as adopted earlier) or the residual method by valuing the easier component first. Based on discussions with the SEC, Management has adopted an accounting policy change to value the liability component first and assign the residual value to the equity component. This revised residual basis methodology has been adopted due to concerns raised by the SEC staff about the methodology used to value the equity component. The non-financial liability has been valued at $105,000,000, being the estimated expenditures to complete the eight well drilling program (same estimate as disclosed in December 31, 2005 financials), and the residual value of $20,000,000 has been allocated to conversion option presented under Shareholder’s equity. Management has also resolved not to discount the liability on recognition and accrete the balance over the life of the exploration program. The transaction costs relating to the transaction amounting to $8,138,742 has been presented in accordance with EIC-94 – “Accounting for Corporate Transaction Costs”, which indicates that costs that are related to debt, should be presented as a non-current deferred charge in a classified balance sheet. The investors signed an amendment to the IPI agreement which clarified that the transaction costs are to be included as part of the overall drilling program. As a result, the full amount of the costs relating to the IPI Agreement will be debited against the liability. This is consistent with the treatment of transaction costs adopted under U.S. GAAP.
Differences between Canadian and U.S. GAAP treatment of this transaction have been detailed in the Management Report, Note 2(a) and Note 26 included within Appendix 3 – Draft Revised Consolidated Financial Statements.
Refer Appendix 1 for a summary of the IPI Agreement entered on February 25, 2005.
Revised Accounting treatment proposed by the Company
Management has adopted an alternate model agreed with the SEC staff which treats the conversion option feature present in the IPI agreement as an impediment to conveyance accounting under SFAS 19 from day one of the IPI Agreement and hence cannot be bifurcated. Based on the alternate treatment, the non-financial liability will be maintained at full value ($125,000,000 less transaction costs borne by the investors) till the conversion feature in the agreement lapses or is exercised. As discussed, conveyance accounting should not be applied till the investors decide to convert their indirect participation interest in the program into a direct interest in the Production Development Licence (‘PDL’) for a successful well or the lapse of the conversion option occurs as per the agreement. This was based on the view that the investors have the option to convert into InterOil’s share at any point in time from the date of the agreement until the option lapses on the occurrence of any of the conditions outlined in the contract. The exercise of the option by the investors during the exploration program would have resulted in funding provided by the IPI investors being in the nature of purchase for InterOil shares rather than funding for a participation interest in InterOil’s exploration program.
Management’s earlier model was that conveyance accounting under SFAS 19 was triggered from day one as the intent of the IPI agreement was for the investors to fund eight well exploration program in PNG in return for a twenty five percent interest in successful wells. The conversion option was considered incidental to recoup some of the initial investment and would only be exercised if all the wells were dry and abandoned. The conversion option was valued by the management using an appropriate valuation model, bifurcated and disclosed separately from the non-financial liability, under equity for Canadian GAAP and under liability for US GAAP reporting. The US GAAP liability relating to the conversion option feature had been fair valued at each period end.
Following is the revised accounting treatment for the indirect participation interest contract and its impact on the consolidated financial statements. Refer to Appendix 2 for detailed workings and impact of these adjustments on the financial statement classification of the Company for the relevant periods:
(a)	Conveyance accounting under SFAS 19 adopted by the Company from day one has been reversed and non-financial liability shown at full value ($125,000,000 less transaction costs borne by the investors). Under the alternate model, conveyance accounting will be triggered only on the lapse of the conversion option available to the investors or they elect to participate in the PDL for a successful well. This adjustment has the effect of increasing the IPI liability from the superseded balance as at December 31, 2006 by $51,259,148 (2005 — $31,774,513).

(b)	As conveyance accounting is not triggered from day one under the alternate model, the Company will account for the exploration costs relating to the eight well program under successful efforts accounting policy adopted by the Company as noted under note 2(r) – ‘Oil and gas properties’. All geological and geophysical (‘G&G’) costs relating to the exploration program will be expensed as incurred and all drilling costs will be capitalized and assessed for recovery at each period. This adjustment would result in higher exploration expenses and exploration impairment in both financial years, 2006 and 2005, relating to G&G costs and exploration impairment relating to Black Bass and Triceratops prospects. This adjustment has the effect of increasing the exploration costs for the year ended December 31, 2006 by $4,519,195 (2005 – 11,009,434) and exploration impairment for the year ended December 31, 2006 by $1,230,262 (2005 – 17,425,644).

(c)	Should the conversion option be exercised by an investor, the non-financial liability relating to that investor would be transferred to share capital for the number of shares issued. Under the original model if a conversion had taken place, the proportionate interest of the remaining liability and the share conversion option under equity would have been reclassified into share capital. There is no impact on the consolidated financial statements for the years ended December 31, 2006 and 2005 due to this adjustment as there were no conversions that took place during these years. A conversion has taken place in 2007 which has been reflected in Q1 2007 workings provided in Appendix 2.

(d)	When conveyance is triggered on election by the investors to participate in a PDL, conveyance accounting will be applied as if conveyance occurred on day one and all costs relating to G&G and exploration impairment, earlier taken to consolidated statement of income by InterOil relating to the eight well program, would be shown as recovery of expenses (income) under a separate classification within the consolidated statement of operations. Any amounts capitalized in InterOil’s books relating to the exploration program (excluding any budget overruns which will continue to be capitalized by InterOil) will be offset against the non-financial liability when the conveyance is triggered. On completion of the eight well exploration program, any remaining balance in the liability would then be transferred to the consolidated statement of income and shown as additional recovery. There is no impact on the consolidated financial statements for the years ended December 31, 2006 and 2005 due to this adjustment as conveyance has not been triggered based on this revised model during these years.

(e)	The conversion feature in the IPI Agreement had been valued and bifurcated on day one as a result of adopting the allocation method for the hybrid instrument required by DIG issue B6 “Allocating the Basis of a Hybrid Instrument to the Host Contract and the Embedded Derivative”. The conversion option feature liability bifurcated also had to be revalued to fair value at each period end for US GAAP reporting. Based on the alternate model, the conversion option will no longer be bifurcated and revalued as Company has applied the exemption under FAS 133 Para 10(f) for ‘derivatives that serve as impediments to sales accounting’ as recognition of the derivative and the non-financial liability would result in counting the same thing twice in InterOil’s balance sheet. This will result in non-financial liability being maintained at full value as explained above. This adjustment has the effect of increasing the IPI liability from the superseded balance as at December 31, 2006 by $25,475,368 (2005 — $25,475,368). This adjustment also has the effect of bringing the US GAAP IPI liability in line with Canadian GAAP resulting in the elimination of the GAAP differences. This will also have the impact of reducing the US GAAP loss for year ended December 31, 2006 by $19,755,017 (2005 — increase the loss by $4,279,284) due to the reversal of fair value revaluations taken up in the superseded consolidated financial statements.

(f)	Following the above, the Company had, under the original model, bifurcated the non-financial liability and conversion option feature, and based on this allocation, the initial value of the non-financial liability did not represent the total expected cash costs to fulfill the contract. InterOil had drawn comparisons between this situation and the accounting approach that is adopted with respect to mandatory redeemable securities, where there can also be a difference between the initial value of the security and the redemption price, and accreted the non-financial liability upwards to reflect the cost of completion of the eight well program over the budgeted timeline of the program. Based on the alternate model, the liability is maintained at full value and accretion costs are no longer recognized. This adjustment has the effect of reducing the loss for the year ended December 31, 2006 by $3,514,368 (2005 – 5,647,491).

(g)	Management has also applied the same methodology as (f) above in relation to the PNG Drilling Ventures IPI liability and reversed the initial discounting of the liability on recognition and the related accretion charges relating to this transaction. This adjustment has the effect of increasing the loss for the year ended December 31, 2006 by $177,634 (2005 – nil).

(h)	In accordance with IPI Agreement, InterOil has made cash calls for the extended well programs performed on the exploratory wells that form part of the IPI Agreement, i.e. testing for Black Bass and Triceratops. These are additional cash calls made on the IPI investors for their interest in specific extended well programs undertaken by the Company. These cash calls were shown as a liability when received and reduced as amounts were spent on the extended well programs. As agreed with the SEC Staff there will be no change to the accounting treatment of these cash calls as these amounts are received for specific programs and there is no conversion option feature or any changes to the investor participation interest due to contributions from these cash calls.
Management believes that the above summary reflects the agreed accounting treatment discussed with the SEC Staff.
InterOil final comments:
The SEC Staff are requested to review the accounting treatment as outlined in this letter and confirm that it is consistent with the SEC views on how the IPI agreement should be accounted and are in accord with the discussions held during the Conference call Dated September 13, 2007.
Should the accounting treatment as summarised in this document be consistent with the SEC views then InterOil will file as soon as practical an amendment to its recently filed 2006 financials as per the attached Appendix 3.
If this response does not adequately represent discussions, or if you have any further questions, please contact the undersigned at (61) 7 4046-4605 and we will supply further detail as quickly as possible.
Kind regards,
Collin Visaggio
Chief Financial Officer

Appendix 1
Summary of the IPI Agreement.
–	InterOil Corporation has contracted with a group of investors for the drilling of eight exploration wells within its Petroleum Prospecting Licences (PPL) 236, 237 and 238 in PNG; these licences are held by wholly owned subsidiaries. Two of the eight exploration wells can be nominated by the investors.

–	The investors have been assigned a 25% ownership in the eight exploration wells in exchange for funding 100% of the estimated project costs. The investors under the contract have assigned InterOil Corporation to act as agent to manage and drill the wells on their behalf, pay the project costs and bill the investors for their share of costs.

–	An exploration discovery from drilling any of the eight exploration wells will require contributions to cash calls in relation to further well testing and development programs. The contributions by investors must be made in proportion to the IPI interest in order to maintain their participation interest in these wells. Investors will be able to convert their IPI into a participation interest under a JV Operating Agreement (‘JVOA conversion’) and will also be able to register a legal interest in the Production Development Licence (development Licence). However, an IPI investor can receive distributions from successful wells without converting its IPI into a JVOA (refer section 5.4 of the IPI agreement). Investors can forfeit their interest in that well if they choose not to participate in its development. In the instance that the investor chooses not to participate, the investor also forfeits any right to convert the IPI into common shares. The investors will still maintain an interest in any remaining or proceeding wells where they do not forfeit their interest.

–	The contract with the investors contains a conversion option which can be exercised. Investors have the option between the earlier of June 15, 2006 and the date InterOil exercises its call option to the later of December 15, 2006 and 90 days after the completion of the eighth well to convert the IPI interest into shares. A total of 3,333,333 shares would be issued if all 25% of the IPI was converted (133,333 shares per 1% interest in the IPI).

–	All overruns on the contract are to be paid by InterOil Corporation as the drilling contractor. Extraordinary Costs outside the contracted project are payable 100% by investors. Costs for future phases in the event of a discovery are payable by the investors in IPI interest of 25%.

–	Investors paid $125,000,000 for the contract from which transaction costs are to be deducted.
There are no refund clauses in the contract. In the event of default, the holder of the interest could pursue a court settlement under which a likely alternative to a cash payment would be specific performance.

Appendix – 2
InterOil Corporation
IPI#3 Canadian and US GAAP workings (Dr/(Cr))

													Assumption
													if conveyance
IPI # 3 liability - Balance sheet impact	Note		Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	1-Jul-07
Amount carried forward in the Balance Sheet			(90,261,604)	(85,567,685)	(77,798,192)	(65,258,869)	(55,993,003)	(52,160,238)	(49,327,561)	(49,288,602)	(49,246,182)	(49,554,321)	(96,086,369)
Increase in liability due to reversal of IPI#3 offsets	(a	)	(2,636,238)	(6,174,740)	(9,159,844)	(13,803,691)	(11,154,056)	(4,636,094)	(3,347,993)	(346,492)	45,958	—	—
Decrease in liability due to reversal of IPI#3 accretion expense	(f	)	1,511,952	1,480,821	1,390,351	1,264,367	1,888,191	803,329	515,315	307,533	305,937	308,138	—

Reversal of amount transferred from liability to share capital on EPIC conversion	(c	)	—	—	—	—	—	—	—	—	(394,314)	—	—
Transfer of EPIC portion of liability to Share capital	(c	)	—	—	—	—	—	—	—	—	774,890	—	—
Adj of conversion option to reflect bifurcation based on residual basis	(e	)	(5,475,368)	—	—	—	—	—	—	—	—	—	—
G&G costs recovery on conveyance	(d	)	—	—	—	—	—	—	—	—	—	—	17,000,000
Black Bass recovery on conveyance	(d	)	—	—	—	—	—	—	—	—	—	—	7,134,800
Triceratops recovery on conveyance	(d	)	—	—	—	—	—	—	—	—	—	—	11,521,108
Reduce Elk-1 amounts with IPI liability on conveyance	(d	)	—	—	—	—	—	—	—	—	—	—	16,960,925

Revised IPI#3 balance (Cumulative impact Canadian GAAP)			(96,861,258)	(96,861,258)	(96,861,258)	(96,861,259)	(96,861,258)	(96,861,258)	(96,861,259)	(96,861,259)	(96,086,368)	(96,086,369)	(43,469,537)

US GAAP Adjustments
Difference in opening balance under US GAAP from Canadian GAAP			1,774,219	1,774,219	1,774,219	—	—	—	—	—	—	—	—

Proportion of transaction costs passed as US GAAP adjustment now reversed	(e	)	(1,774,219)	—	—	—	—	—	—	—	—	—	—
Additional EPIC portion under US GAAP transferred to share capital	(c	)	—	—	—	—	—	—	—	—	160,000	—	—
US GAAP adjustment to reverse Canadian GAAP bifucation	(e	)	(20,000,000)	—	—	—	—	—	—	—	—	—	—

Revised IPI#3 balance (Cumulative impact US GAAP)			(116,861,258)	(116,861,258)	(116,861,258)	(116,861,259)	(116,861,258)	(116,861,258)	(116,861,259)	(116,861,259)	(115,926,368)	(115,926,369)	(63,309,537)

PNGDV liability - Balance sheet impact	Note		Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	39,264
Higher loss on amendment of IPI interest — PNGDV	(g	)	—	—	—	—	—	(404,520)	—	—	—	—	—
Decrease in liability due to reversal of IPI#3 accretion expense	(g	)	—	—	—	—	—	89,787	102,492	34,607	34,411	35,156	—

Revised PNGDV balance (Adjustment impact Canadian GAAP)			—	—	—	—	—	(314,733)	(212,241)	(177,634)	(143,223)	(108,067)	—

Share Capital	Note		Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	On conveyance
Reversal of IPI liability transferred on EPIC conversion	(c	)	—	—	—	—	—	—	—	—	394,314	—	—
Reversal of conversion option liability transferred on EPIC conversion	(c	)	—	—	—	—	—	—	—	—	203,805	—	—

Being transfer to sharecapital of 0.2% relating to the EPIC IPI liability on conversion	(c	)	—	—	—	—	—	—	—	—	(774,890)	—	—
Being transfer to sharecapital of 0.2% relating to the EPIC IPI conversion option
value on conversion	(c	)									(160,000)

Revised share capital balance (Adjustment impact Canadian GAAP)			—	—	—	—	—	—	—	—	(336,771)	(336,771)	—

Conversion option in equity - Balance sheet impact	Note		Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	On conveyance
Amount carried forward in the Balance Sheet			(25,475,368)	(25,475,368)	(25,475,368)	(25,475,368)	(25,475,368)	(25,475,368)	(25,475,368)	(25,475,368)	(25,271,563)	(25,271,563)	(19,840,000)
Adj of conversion option to reflect bifurcation based on residual basis	(e	)	5,475,368	—	—	—	—	—	—	—	—	—	—
Reversal of EPIC conversion entry in Jan 07	(c	)	—	—	—	—	—	—	—	—	(203,805)	—	—
Correct entry for EPIC portion as per revised equity balance	(c	)	—	—	—	—	—	—	—	—	160,000	—	—

Revised conversion option balance (Cumulative impact Canadian GAAP)			(20,000,000)	(20,000,000)	(20,000,000)	(20,000,000)	(20,000,000)	(20,000,000)	(20,000,000)	(20,000,000)	(19,840,000)	(19,840,000)	(19,840,000)

Conversion option liability — Difference in opening balance under US GAAP from Canadian GAAP			(1,774,219)	(1,774,219)	(1,774,219)	2,505,065	2,505,065	2,505,065	2,505,065	(17,249,952)	(17,249,952)	(17,249,952)	—
Reverse the Canadian GAAP adjustment as no bifurcation in US GAAP			20,000,000								(160,000)
Reverse the US GAAP revaluation of derivatives at period end	(e	)	—	—	—	(4,279,284)	—	—	—	19,755,017	—	—	—
Transaction costs passed as US GAAP adjustment now reversed	(e	)	1,774,219	—	—	—	—	—	—	—	—	—	—

Revised conversion option balance (Cumulative impact US GAAP)			—	—	—	—	—	—	—	—	—	—	—

Oil and Gas Properties - Balance Sheet impact	Note		Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	On conveyance
Amount carried forward in the Balance Sheet			9,188,016	11,454,019	13,491,944	16,399,492	16,709,923	18,874,550	28,044,170	37,449,734	42,567,844	44,744,326	61,818,939
Add: Amounts offset against IPI now capitalised	(a	)	2,636,238	6,174,740	9,159,844	13,803,691	11,154,056	4,636,094	3,347,993	346,492	(45,958)	—	—
Less: Black Bass dry well costs (abandoned in Q3 05)	(b	)	—		(7,013,329)	—	(94,101)	(24,254)	(1,533)	(1,582)	—	—	—
Less: Tricerotops dry well costs (abandoned in Q4 05)	(b	)	—	—		(10,412,315)	(1,146,906)	(29,033)	67,147	—	—	—	—
Less: G&G costs expensed as incurred	(b	)	—	—	(6,054,997)	(4,954,437)	(3,556,537)	(501,345)	(453,235)	(8,078)	45,958	—	—
Reduce Elk prospect on conveyance for amounts capitalized by InterOil	(b	)	—	—	—	—	—	—	—	—	—	—	(16,960,925)

Revised Carried forward exploration (Cumulative impact)			11,824,254	20,264,997	18,394,440	19,738,927	26,405,870	32,651,959	44,781,951	54,524,347	59,642,457	61,818,939	44,858,014

InterOil Corporation IPI#3 Canadian and US GAAP workings — Profit and Loss impact (Dr/(Cr))

Profit and Loss impact	Note		Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	On conveyance
Black Bass dry well costs (abandoned in Q3 05)	(b	)	—		7,013,329	—	94,101	24,254	1,533	1,582	—	—	—
Tricerotops dry well costs (abandoned in Q4 05)	(b	)	—	—		10,412,315	1,146,906	29,033	(67,147)	—	—	—	—
G&G costs expensed as incurred	(b	)	—	—	6,054,997	4,954,437	3,556,537	501,345	453,235	8,078	(45,958)	—	—
Reduction in expense due to reversal of IPI accretion expense	(f	)	(1,511,952)	(1,480,821)	(1,390,351)	(1,264,367)	(1,888,191)	(803,329)	(515,315)	(307,533)	(305,937)	(308,138)	—
Increase in expense on amendment of PNGDV IPI interest			—	—	—	—	—	404,520	—	—	—	—	—
Reduction in expense due to reversal of PNGDV accretion expense	(g	)	—	—	—	—	—	(89,787)	(102,492)	(34,607)	(34,411)	(35,156)	—
G&G costs recovery on conveyance	(d	)	—	—	—	—	—	—	—	—	—	—	(17,000,000)
Black Bass recovery on conveyance	(d	)	—	—	—	—	—	—	—	—	—	—	(7,134,800)
Triceratops recovery on conveyance	(d	)	—	—	—	—	—	—	—	—	—	—	(11,521,108)

(Profit)/loss impact (Canadian GAAP)			(1,511,952)	(1,480,821)	11,677,975	14,102,385	2,909,353	66,036	(230,186)	(332,480)	(386,306)	(343,294)	(35,655,907)

Reverse the US GAAP revaluation of derivatives at period end	(e	)	—	—	—	4,279,284	—	—	—	(19,755,017)	—	—	—

(Profit)/loss impact for US GAAP			(1,511,952)	(1,480,821)	11,677,975	18,381,669	2,909,353	66,036	(230,186)	(20,087,497)	(386,306)	(343,294)	(35,655,907)

Response letter dated October 19, 2007

InterOil Corporation Level 1, 60-92 Cook Street P.O.Box 6567 Cairns, Qld 4870 Australia Phone: +61 7 4046 4605 Fax: +61 7 4031 4565 Email: collin.visaggio@interoil.com
October 19, 2007
Attn: Mr. Karl Hiller/ Mark Maher
Division of Corporation Finance/Office of Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	InterOil Corporation
Form 40-F for Fiscal Year Ended December 31, 2006
Filed March 30, 2007
Response Letter Dated October 3, 2007
File No. 1-32179
Dear Mr.Hiller:
InterOil Corporation (the “Company”) submits the following responses in relation to the comment letter that was dated October 17, 2007, in regards to comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Form 40-F for the fiscal year ended December 31, 2006 (“Form 40-F”). In this letter, the Company has reproduced your comments in bold, italics typeface, and has made its responses in normal typeface.
Form 40-F for Fiscal Year Ended December 31, 2005
General
1.	Please submit your letters of correspondence with us dated May 7, 2007, July 30, 2007, and October 3, 2007 on EDGAR at your earliest convenience.
The Company will file the material provided on May 7, 2007, July 30, 2007, and October 3, 2007 on EDGAR taking into account information that it believes is appropriately covered by FOIA Rule 83.
Financial Statements
Note 2 – Significant Accounting Policies, page 11
(a) Basis of preparation — Restatement of Consolidated financial statements

2.	We have read the revisions you have proposed in your October 3, 2007 response material and have the following observations. Please further modify your explanations and other disclosures throughout the filing to address each of these points.

(a)	We note that you refer to the restated accounting policy for the indirect participation interests in the drilling program as an “alternate” model or treatment. As this implies you are choosing among other acceptable methods, please replace all such references with terminology that more precisely indicates the relationship between your prior and restated policies (e.g. “appropriate” model or treatment).

The Company has replaced “alternate” with “revised” model or treatment throughout the filing documents. InterOil is not implying that it is choosing among other acceptable methods but rather there is judgment which is required on the application of what is a complicated agreement and hence the word “alternate”.

(b)	Please deemphasize the description of your prior accounting in your Management’s Report and elsewhere outside of the Restatement section of Note 2. You may refer readers to the financial statements for more details of the differences between your prior and restated accounting methodologies.

The Company has deemphasized prior accounting in the Management’s Report by removing some sentences and rewording others. Where applicable the rewording has referenced all other notes in the financials describing the change to Note 2(a) of the revised financial statements. InterOil has reworded a paragraph in the Management Report which reflects the original treatment to ensure that the reader is fully informed on the revised treatment as follows :-.

“Management’s original model, reflected in the superseded consolidated financial statements, considered there was sufficient evidence within the terms of the agreement to support the view that the conveyance of a mineral interest had occurred and should be accounted for in accordance was SFAS 19. Management applied judgment to the facts presented and concluded that sufficient risks and benefits of ownership had passed to the IPI investors. The equity conversion option was considered incidental and designed to recoup some of the initial investment if all 8 wells in the program were dry and abandoned.

Management has adopted a revised model which treats the equity conversion option feature present in the IPI agreement as an impediment to conveyance accounting under SFAS 19. Based on the revised treatment, the non-financial liability will be maintained at the previously determined undiscounted value ($105,000,000 less transaction costs borne by the investors) until the conveyance is deemed to have occurred. The conveyance will take place if the share conversion option is forfeited which occurs when the investors decide to convert their indirect participation interest in the program into a direct interest in the Production Development Licence (‘PDL’) for a successful well or by other means as specified in the agreement. This is based on the view that the investors have the option to convert their IPI interest into InterOil’s shares at any point in time from the date of the agreement until the equity conversion option is forfeited. The conversion of the option to shares during the exploration program would have resulted in funding provided by the IPI investors being the purchase price for InterOil’s shares rather than funding for a participation interest in InterOil’s exploration program”.

(c)	Modify all disclosures similar to that in the second paragraph on page 2 of your Management’s Report and the first paragraph on page 12 of this Note, to clarify that it was your view or belief that the conversion option would “...only be exercised if all the wells were dry and abandoned,” if true, rather than present this as a contractual fact. Similarly, any discussion of transaction costs which you apply against the non-financial liability, indicating these are “borne by the investors,” does not seem to be supported by the IPI agreement. We understand these are costs you have incurred, not the investors. Tell us how the amendment which you refer to on page 2 of your Management’s Report serves to make these costs “part of the overall drilling program,” and submit the amendment.

InterOil has clarified the above noted statements by adding the words “Management’s earlier view was that ....” to the beginning of these statements.

The agreement terms relating to the transaction costs were included within the IPI Agreement by way of Amendment 1 to the Amended and Restated IPI Agreement dated December 31, 2005. This amendment clarifies that the funds from the IPI account can be used to fund any expenses “incurred in connection with the structuring of the IPI Agreement, soliciting investors, ..... “. The amendment has been made to Section 14.5 of the original IPI Agreement dated February 25, 2005.

A copy of the amendment has been attached as Appendix – 2 to this letter.

(d)	You discuss the change in accounting for the conversion feature in the third paragraph on page 2 and the first paragraph on page 3 of your Management’s Report, and in the second paragraph on page 12 of this Note, indicating that your change is being made to address concerns of the SEC staff. You also state in the preceding paragraph that you had used “an appropriate valuation model” for the conversion option, prior to the restatement.

The reason we believe you are correcting the accounting for the conversion option is that your prior valuation was not appropriate, and because you are unable to prepare a reliable estimate of fair value, which would take into account all of the various scenarios in which the values of both the drilling program interests and common shares could change, which would be necessary to arrive at fair value.

Accordingly, please replace all disclosures suggesting you are restating to alleviate concerns of the SEC with a meaningful explanation of the basis for the restated approach. As we understand that you are in agreement with the revisions being presented, this should be clear throughout the filing.

On a related point, any discussion indicating that you are precluded from bifurcating the derivative under U.S. GAAP should be modified to clarify that you have opted to utilize the scope exception in SFAS 133.

InterOil has made the required wording changes in the filing documents as follows:

“This revised residual basis methodology has been adopted due to difficulties in reliably estimating the fair value of the equity component (taking into account all the scenarios in which the values of both the drilling program interests and common shares could change) and appropriately applying the relative fair value approach.”

“Under U.S. GAAP, the Company has opted to utilize the scope exception under SFAS 133 Para 10(f) for ‘derivatives that serve as impediments to sales accounting’.”

(e)	Please add a tabular presentation under this Note, reconciling the as previously reported to the restated amounts for each line item in your financial statements, where material corrections are being made, for each period presented. We expect this would include separate reconciling items for each principal element impacting the various accounts, with footnotes showing correlation with your textual disclosure, where you include details of how your prior accounting compares to the restated accounting. If you opt to show a single adjustment in the table for each line item, ensure that the textual disclosure associated with each corresponding footnote reference appearing in the table specifies the dollar amount of each element summing to the total adjustment depicted.

InterOil has opted to show a single adjustment in the table for each line item and has ensured that the textual disclosure specifies the dollar amount of each element summing to the total adjustment depicted.

Format of the tabular presentation made is given below:
Restatement to Consolidated Balance Sheets

	December 31, 2006			December 31, 2005
	Restated	Original		Restated	Original
	Balance	Balance	Adjustments	Balance	Balance	Adjustments	Reference
	$	$	$	$	$	$

Non-current assets

Oil and gas properties (note 11)	54,524,347	37,449,734	17,074,613	19,738,927	16,399,492	3,339,435	(i), (ii)

Current and Non-current liabilities

Indirect participation interest (note 18)	96,861,259	49,288,602	47,572,657	96,861,259	65,258,869	31,602,390	(i), (iii), (iv)

Indirect participation interest — PNGDV (note 18)	1,921,167	1,743,533	177,634	9,685,830	9,685,830	—	(vi)

Shareholders’ Equity

Conversion options (note 18)	20,000,000	25,475,368	(5,475,368)	20,000,000	25,475,368	(5,475,368)	(iii)

Accumulated deficit (Refer ‘Restatement to Consolidated Statement of Operations’ below)	(179,476,945)	(154,276,635)	(25,200,310)	(133,678,142)	(110,890,555)	(22,787,587)
Restatement to Consolidated Statement of Operations

	December 31, 2006			December 31, 2005
	Restated	Original		Restated	Original
	Balance	Balance	Adjustments	Balance	Balance	Adjustments	Reference
	$	$	$	$	$	$

Expenses

Exploration costs, excluding exploration impairment (note 11)	6,176,866	1,657,671	4,519,195	11,009,434	—	11,009,434	(ii)

Exploration impairment (note 11)	1,647,185	416,923	1,230,262	19,570,073	2,144,429	17,425,644	(ii)

Accretion expense (note 18)	—	3,741,254	(3,741,254)	—	5,647,491	(5,647,491)	(iv)

Loss on amendment of indirect participation interest — PNGDV (note 18)	1,851,421	1,446,901	404,520	—	—	—	(vi)

Total restated expenses	9,675,472	7,262,749	2,412,723	30,579,507	7,791,920	22,787,587

Net loss	45,798,803	43,386,080	2,412,723	62,069,998	39,282,411	22,787,587

(f)	When describing your restated accounting for expenditures of the drilling program in the second to last paragraph on page 12, please contrast this with your prior methodology in which expenses were offset directly against the non-financial liability account and not reported in the Statements of Operations at all.

InterOil has made the required wording changes in the filing documents:

“Under the earlier model, all costs relating to the eight well exploration program (covered by the IPI Agreement) was directly offset against the IPI liability and not capitalized to ‘Oil and gas properties’ or expensed in InterOil’s Statement of income. This was based on Management’s view that the conveyance had occurred from day one of the Agreement and these exploration costs were being expended on behalf of the IPI Investors, reducing the IPI liability in the process.”

(g)	Your discussion about the conveyance accounting that would be applied, appearing in the first paragraph of page 4 in your Management’s Report, and in the second paragraph on page 13 under this Note, requires further clarification. Presently you state that under conveyance, “...accounting will be applied as if conveyance occurred on day one...[with recovery of] all costs relating to G&G and exploration impairment, earlier taken to consolidated statement of income....” You also state that certain amounts capitalized “...will be offset against the non-financial liability when the conveyance is triggered.”

We do not believe the policy is appropriately characterized as a hypothetical application, or one that is intended to recover costs previously expensed. We had understood you would be applying conveyance accounting when an investor looses the option to receive shares instead of an interest in the drilling program. And we had expected the policy would clarify that a drilling program interest was being sold at that point in time, whereas the accounting would entail both a determination of proceeds associated with the interest conveyed, and your cost of that interest represented in the property account on the balance sheet.

The proceeds should be determined as that portion of the initial funding which would no longer be convertible into shares as a result of the conveyance, using the $37.50 per share conversion price; the non-financial liability should be relieved by this amount when and if conveyance occurs. The cost of the interest conveyed would be determined by applying the percentage interest secured by the investor, no longer subject to the possibility of relinquishment, to the costs capitalized for the initial drilling program (provided this results in an apportionment based on the relative fair values of the ownership interests); the property account would be reduced by this figure to reflect the sale of the drilling program interest.

The handling of the difference between proceeds and capitalized costs applicable to the interest conveyed depends on whether you have at that point established proven reserves and whether you have assessed the property individually for impairment, following the guidance in paragraphs 47(h) and 47(j) of SFAS 19.

After having established reserves, or before doing so if you have assessed the property individually for impairment, the property account would be relieved for the cost, and any difference would be recognized as gain or loss in your statement of operations. If you have not established reserves and have not assessed the property individually for impairment, any gain that would otherwise result would need to be recorded against the property account, and only recognized in the statement of operations to the extent that it exceeds amounts capitalized.

InterOil agrees with SEC Staff comments and has revised the disclosures in relation to conveyance accounting to include the following:

“When conveyance is triggered on election by the investors to participate in a PDL or when the investor forfeits the conversion option, conveyance accounting will be applied. This would entail determination of proceeds for the interests conveyed and the cost of that interest as represented in the ‘Oil and gas properties’ in the balance sheet. The difference between proceeds on conveyance and capitalized costs to the interests conveyed will be recognized as gain or loss in the Statement of operations following the guidance in paragraphs 47(h) and 47(j) of SFAS 19.”

(h)	Please obtain and submit the draft audit opinion, including explanatory language addressing the corrections, with your next reply. Please also submit the changes you intend to make to your disclosures about internal controls over financial reporting and conclusions about effectiveness.

InterOil will forward the audit opinion from PwC separately to the SEC Staff.

In relation to disclosures about internal controls InterOil does not believe that there has been a breakdown of internal controls related to financial reporting in relation to the accounting treatment of the IPI Agreement. The IPI Agreement was a complex contract with no precedent that could be followed in terms of similar contracts entered into by other companies in the oil and gas industry. Management performed detailed research into the accounting for this contract and sought expert advice where required. The determination of when a conveyance occurs requires subjective judgement and could be accounted for in a few different ways. InterOil believes that in making the determination we considered all the facts and terms of the agreement in an effective and appropriate manner.

In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company has re-evaluated, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that re-evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company had reasonable support for its original position and that the design and operation of these disclosure controls and procedures are still effective. The Company has considered the effects of the restatement discussed in Note 2 to the consolidated financial statements in arriving at this conclusion.

We have attached a copy of the 40-F disclosures about internal controls over financial reporting – refer Appendix 3.

(i)	Your summary of the IPI agreement in Appendix 1 indicates the investors had been assigned ownership in the eight exploration wells “...in exchange for funding 100% of the estimated project costs;” and have assigned you as an agent to manage and drill the wells and to pay projects costs on their behalf. We do not believe this characterization fairly represents the actual terms of the IPI agreement. Please revise all disclosures of this sort as necessary to state the terms of the arrangement from a factual standpoint, rather than expressing views of how individual aspects of the arrangement might be interpreted in isolation.

InterOil acknowledges that it is Management’s view that the investors had been assigned ownership in the eight exploration wells . Based on the recitals in the IPI agreement and the spirit of the negotiations with the investors it is InterOil’s belief and judgement that the substance of the agreement was that the investors had been assigned ownership in the eight exploration wells “...in exchange for funding 100% of the estimated project costs;”

For reference the recital states :-

“WHEREAS, InterOil is seeking investors to participate in funding an eight (8) well exploration program on the licences (as defined herein) to test independent zones, and, if the exploration program discovers oil or gas in commercial quantities, to develop the fields discovered”
InterOil final comments:
The SEC Staff are requested to review the changes made to the filing documents based on SEC staff comment letter and confirm that it is consistent with the SEC views on how the IPI agreement should be accounted and restatements disclosed.
Should the accounting treatment as summarised in this document be consistent with the SEC views then InterOil will file as soon as practical an amendment to its recently filed 2006 financials as per the attached Appendix 1.

If this response does not adequately represent the SEC’s views, or if you have any further questions, please contact the undersigned at (61) 7 4046-4605 and we will supply further detail as quickly as possible.
Kind regards,
Collin Visaggio
Chief Financial Officer